


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH. D.C. 209 SECTION



**FILE NO. 82-4911**

N.
(da citare nella risposta)

AFG/SLS/SES/289/2005/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER 05009153

June 16, 2005

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Quarterly Report at March 31, 2005 of the AEM Group.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

Cod.5968117 - 3.2004


AEM SPA






# QUARTERLY REPORT AT MARCH 31, 2005

## AEM GROUP

**Approved by the Board of Directors**

# CONTENTS

# The AEM Group at March 31, 2005



AEM SPA
99.99%
Aem Elettricità Spa
99.99%
Aem Gas Spa
99.99%
Aem Trasmissione Spa
71.44%
Serenissima Gas Spa (*)
100%
Metroweb Spa
100%
Aem Trading Srl
99.99%
Aem Energia Spa
100%
Aem Calore&Servizi Spa
71.44%
Serenissima Energia Srl (**)
40%
Plurigas Spa
Aem Service Srl
49%
Zincar Srl
49%
e-Utile Spa
49%
Malpensa Energia Srl
41.11%
Mestni Plinovodi d.o.o.
35.76%
Società Servizi Valdisotto Spa
55%
Valdisotto Energia Srl
35%
Alagaz Spa
17.49%
AGAM Monza Spa
16%
Edipower Spa
8.59%
Fastweb Spa (***)
5.76%
Atel Aar e Ticino SA di Elettricità


## Sectors of activity

- Networks
- Market
- Services
- Other equity investments

(*) AEM S.p.A. holds 79.4% of Serenissima Gas S.p.A., net of own shares.

(**) Another 10% of Serenissima Energia S.r.l. in held indirectly through Serenissima Gas S.p.A..

(***) The interest held takes into account the increase in capital that took place on March 31, 2005.

# Key figures of the AEM Group

| Income statement (millions of euro) | 03.31.2005 | 03.31.2004 |
|---|---|---|
| Net revenues | 617.0 | 527.9 |
| External charges | -423.2 | -304.3 |
| Labour cost | -31.2 | -30.4 |
| **Gross operating income** | **162.6** | **193.2** |
| Amortisation, depreciation and provisions | -36.3 | -33.3 |
| **Operating income** | **126.3** | **159.9** |
| Financial income and charges | -8.8 | -8.5 |
| Share of results of companies carried at equity | 0.1 | -1.2 |
| Extraordinary income and charges | | -0.4 |
| **Income before taxes** | **117.6** | **149.8** |
| Minority interests | -0.6 | -0.6 |
| **Group pre-tax income for the period** | **117.0** | **149.2** |
| **Gross operating income / Net revenues** | **26.4%** | **36.6%** |

| Financial position (millions of euro) | 03.31.2005 | 03.31.2004 |
|---|---|---|
| Operating cash flow | 93.6 | 47.4 |
| Capital expenditure, net | -32.8 | -268.8 (#) |
| Free cash flow | 60.8 | -221.4 |

** including € 238.1 of the e.Biscom S.p.A.'s bond conversion*

| Balance sheet (millions of euro) | 03.31.2005 | 12.31.2004 |
|---|---|---|
| Capital employed, net | 3,008.0 | 2,951.8 |
| Shareholders' equity pertaining to the Group and minority interests | 1,567.8 | 1,450.2 |
| Consolidated net financial position | -1,440.2 | -1,501.6 |
| Consolidated net financial position/Shareholders' equity of the group | 0.92 | 1.04 |
| Consolidated net financial position/Shareholders' equity AEM S.p.A. | 0.70 | 0.73 |
| Consolidated net financial position/Market Cap at 3.31 | 0.48 | 0.49 |

| Main operating figures | 03.31.2005 | 03.31.2004 |
|---|---|---|
| Customers served (in thousands) | 1,734 | 1,726 |
| Employees (average number for the period) | 2,850 | 2,935 |
| Electricity distributed (in millions of kWh) | 1,861 | 1,853 |
| Electricity sold (in millions of kWh) | 3,936 | 3,037 |
| Natural gas distributed (in millions of cubic meters) | 620 | 613 |
| Natural gas sold (in millions of cubic metres) | 527 | 538 |
| Heat sold (in millions of kWht) | 204 (*) | 180 (*) |

*(*) Net of heat sold to customers under heat management contracts.*

| Key rates and prices | 03.31.2005 | 03.31.2004 |
|---|---|---|
| Average 3-month Euribor 1st quarter | 2.140% | 2.062% |
| Average price of Brent crude 1st quarter (US$/bbl) | 47.503 | 31.246 |
| Average exchange rate €/$ (*) | 1.311 | 1.251 |

*(*) Source: Italian Foreign Exchange Office*

# AEM on the Stock Exchang

Market cap. at 3/ 31/ 2005: € 3,006 m

Ave. market cap. in 2004: € 2,774 m

Ave. volumes 1st qtr 2005: 7,503,984

Ave. volumes in 2004: 2,826,170

**Market data** (euro per share)

| | |
|---|---|
| Placement price(7/98) | 0.8625 |
| Average price in 2004 | 1.5413 |
| Average price in 1st qtr 2005 | 1.7479 |
| High in 1st qtr 2005 | 1.9190 |
| Low in 1st qtr 2005 | 1.6040 |
| Numero di azioni (m) | 1.800 |


AEM and Mibtel
(pices 4/1/04= 100)
130
125
120
115
110
105
100
95
90
85
80
apr-04
giu-04
set-04
dic-04
mar-05
Mibtel
AEM


AEM - price and volumes
Volumes
30000000
25000000
20000000
15000000
10000000
5000000
0
Euro for share
2
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
Apr-04
Jun-04
Sep-04
Dec-04
Mar-05
Volumes
Price

**AEM forms part of the following indices :**

- MIDEX
- DJ STOXX
- DJ EUROSTOXX
- FTSE
- BLOOMBERG
- Ethibel Sustainability
- Axia Ethical

# Directors' report on operations

## Summary of results, assets and liabilities and financial position

### AEM Group

### Results

| (in millions of euro) | 03/31/05 | % of sales | 03/31/04 | % of sales | changes | % 05/04 |
|---|---|---|---|---|---|---|
| **Total revenues** | **617.0** | **100.0** | **527.9** | **100.0** | **89.1** | **16.9** |
| Revenues from sales | 535.6 | 86.8 | 442.8 | 83.9 | 92.8 | 21.0 |
| Other revenues | 81.4 | 13.2 | 85.1 | 16.1 | (3.7) | (4.3) |
| **Value added** | **193.8** | **31.4** | **223.6** | **42.4** | **(29.8)** | **(13.3)** |
| Labour costs | (31.2) | (5.1) | (30.4) | (5.8) | (0.8) | 2.6 |
| **Gross operating income (EBITDA)** | **162.6** | **26.4** | **193.2** | **36.6** | **(30.6)** | **(15.8)** |
| Amortisation and depreciation | (28.9) | (4.7) | (28.0) | (5.3) | (0.9) | 3.2 |
| Provisions | (7.4) | (1.2) | (5.3) | (1.0) | (2.1) | 39.6 |
| **Operating income (EBIT)** | **126.3** | **20.5** | **159.9** | **30.3** | **(33.6)** | **(21.0)** |
| Share of results of companies carried at equity | 0.1 | 0.0 | (1.2) | (0.2) | 1.3 | (108.3) |
| Financial income/charges | (8.8) | (1.4) | (8.5) | (1.6) | (0.3) | 3.5 |
| **Income before extraordinary items** | **117.6** | **19.1** | **150.2** | **28.5** | **(32.6)** | **(21.7)** |
| Extraordinary income and charges | 0.0 | 0.0 | (0.4) | (0.1) | 0.4 | (100.0) |
| **Income before taxes** | **117.6** | **19.1** | **149.8** | **28.4** | **(32.2)** | **(21.5)** |
| Net income of minority interests | (0.6) | (0.1) | (0.6) | (0.1) | 0.0 | 0.0 |
| **Group pre-tax income for the period** | **117.0** | **19.0** | **149.2** | **28.3** | **(32.2)** | **(21.6)** |

In the first quarter of 2005, consolidated revenues of the AEM Group reached 617.0 million euro, with growth of 16.9% compared with the corresponding period of 2004 (527.9 million euro).

The main reason for this increase in revenues is the higher volumes of electricity sold (3,936.3 million kWh + 29.6%); The increase in turnover mainly involved the sale of electricity on the IPEX (Italian Power Exchange), which started on April 1, 2004 and absorbed 1,143.7 million kWh.

Demand was met (before losses) thanks to our own production of 2,359.9 million kWh (2,693.1 million kWh at March 31 2004), purchases from third-party producers of 110.4 million kWh (438.0 million kWh in the corresponding period of 2004), purchases on the IPEX of 1,334.9 million kWh, and supplies from Acquirente Unico S.p.A. The contraction in output was the result of an unprogrammed lack of availability of the thermoelectric plants and a greater modulation of the plants according to the price trends expressed by the market.

During the period under review, sales of natural gas amounted to 527.3 million cubic metres, declining by 2.0% compared with the same period last year, mainly because of adverse weather conditions. Sales of heat, on the other hand, grew by 13,3%, thanks to new connections.

In the field of network management, there was marginal growth in volumes transported, which came to 620.2 million cubic metres of gas (+1.1%) and 1,860.7 million kWh of electricity (+0.4%).

External charges amounted to 423.2 million euro, an increase of 39.1% compared with March 31, 2004. This trend originates principally from higher charges for the purchase of electricity to cover the needs of the Group's own customers (due to the obligation to buy from the Sole Buyer for the captive market) and higher system charges (such as for green certificates and rights of transit between zones of the national market) only partly offset by the reduction in variable production costs caused by the decline in output.

Labour cost rose by 2.6% during the quarter to 31.2 million euro.

The combined effect of these trends led to a 15.8% decrease in gross operating income which came in at 162.6 million euro (193.2 million euro at March 31, 2004). This decrease substantially reflects the impact of lower production availability as explained above, as well as the effects of a regulatory nature relating in particular to the distribution and sale of natural gas to customers at an administered tariff.

After providing 28.9 million euro for amortisation and depreciation (28.0 million euro at March 31, 2004), 7.4 million euro of provisions for risks and charges (5.3 million euro at March 31, 2004), net operating income (EBIT) came to 126.3 million euro (159.9 million euro at March 31, 2004).

The Group's share of the results of companies carried at equity, amounting to 0.1 million euro, includes its share both of profits of the following associated companies (Malpensa Energia S.r.l., Società Servizi Valdisotto S.p.A., Zincar S.r.l. and Mestni plinovodi d.o.o.). Fastweb S.p.A. is shown in this quarterly report at cost, as it is no longer considered an associated company pursuant to art. 2359 of the Italian Civil Code.

The net balance of financial income and expenses is negative for 8.8 million euro, substantially in line with the same quarter of 2004 (-8.5 million euro). However, net of the revaluations of equity investments, of 1.1 million euro at March 31, 2005 (2.3 million at March 31, 2004), net financial charges have improved by 0.9 million euro compared with the same period of 2004.
This positive effect is due to the process of financial rationalization undertaken by the Company, which has made it possible to reduce financial costs by adopting a system of cash-pooling of current accounts and the use of securities lending.

Consolidated pre-tax income for the period, net of minority interests, came to 117.0 million euro (149.2 million euro at March 31, 2004).

**Assets and liabilities**

Net capital employed at March 31, 2005 totals 3,008.0 million euro, rising by 56.2 million euro compared with December 31, 2004 thanks to the increase in working capital.

During the first quarter of 2005, net capital expenditure in intangible and tangible fixed assets totalled 31.3 million euro. Financial fixed assets grew by 1.5 million largely as a result of writing back the value of the interest in AEM Torino S.p.A. Its historical cost was adjusted to the average market value for the last six months of the year.

Among the sources of funds, consolidated shareholders' equity, 1,567.8 million euro (1,450.2 million euro at December 31, 2004), has grown as a result of pre-tax income for the period pertaining to the Group and to minority interests.

The consolidated net financial position at March 31, 2005, negative for 1,440.2 million euro (negative for 1,501.6 million euro at December 31, 2004), shows an improvement of 61.4 million euro.

The balance sheet situation at March 31, 2005 is summarised in the following schedule, compared with figures at the end of the previous year:

| (in millions of euro) | 03/31/05 | % | 12/31/04 | % | changes | % 05/04 |
|---|---|---|---|---|---|---|
| **Capital employed** | | | | | | |
| Net fixed capital employed | 2,795.9 | 92.9 | 2,797.8 | 94.8 | -1.9 | -0.1 |
| Working capital | 212.1 | 7.1 | 154.0 | 5.2 | 58.1 | 37.7 |
| **Total capital employed** | **3,008.0** | **100.0** | **2,951.8** | **100.0** | **56.2** | **1.9** |
| **Sources of funds** | | | | | | |
| **Shareholders' equity pertaining to the group** | **1,567.8** | **52.1** | **1,450.2** | **49.1** | **117.6** | **8.1** |
| Total financial position beyond one year | 1,021.5 | 34.0 | 1,241.5 | 42.1 | (220.0) | (17.72) |
| Total financial position within one year | 418.7 | 13.9 | 260.1 | 8.8 | 158.6 | 61.0 |
| **Total net financial position** | **1,440.2** | **47.9** | **1,501.6** | **50.9** | **(61.4)** | **(4.1)** |
| **Total sources of funds** | **3,008.0** | **100.0** | **2,951.8** | **100.0** | **56.2** | **1.9** |

## Financial situation

The cash flow statement shows that current operations during the period generated funds at a consolidated level of 93.6 million euro. Compared with the previous year, operating cash flow is 46.2 million euro higher, because of the combined effect of following main factors:

- at March 31, 2005, the change in assets and liabilities entailed a lower absorption of funds than in the same period of 2004 (- 77.5 million euro). This positive effect is due to greater control over working capital compared with the previous year, as regards both trade receivables from customers and trade payables from suppliers.
- the period under review shows lower pre-tax income than at March 31 2004 (-32.2 million euro), whereas amortisation and depreciation increased by 0.9 million euro.

Investment activities absorbed funds totalling 32.8 million euro. In the first quarter of 2004 this caption totaled 268.8 million euro and included the accounting effect of converting the e.Biscom S.p.A. (now Fastweb S.p.A.) bond loan into shares.

In the period under review, there were other changes in shareholders' equity pertaining to minority interests of 0.6 million euro.

At March 31, 2005 gross debt due to banks, bondholders and third parties amounted to 1,678.8 million euro (1,715.1 million euro at December 31, 2004), versus net liquidity and financial receivables of 238.6 million euro (213.5 million euro at December 31, 2004).

| (in millions of euro) | **03/31/05** | **03/31/04** |
|---|---|---|
| **NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD** | **(1,501.6)** | **(1,183.5)** |
| Pre-tax income for the period | 117.0 | 149.2 |
| Amortisation and depreciation | 28.9 | 28.0 |
| Changes in assets and liabilities | (52.3) | (129.8) |
| **Cash flow generated by current operations** | **93.6** | **47.4** |
| **Net capital expenditure on tangible, intangible and financial fixed assets** | **(32.8)** | **(268.8)** |
| Change in minority interests | 0.6 | 0.6 |
| **Cash flow generated (used) by changes in shareholders' equity** | **0.6** | **0.6** |
| **NET FINANCIAL POSITION AT THE END OF THE PERIOD** | **(1,440.2)** | **(1,404.3)** |

## Significant subsequent events

On April 1, 2005, AEM Calore & Servizi S.p.A. sold its extrametropolitan heat and facility management operations to Cofathec Services S.p.A. The business consists of a portfolio of 93 active contracts worth 106 million euro.

On April 22, 2005, AEM S.p.A. completed the acquisition of 30% of Ecodeco S.r.l., an industrial holding company belonging to the Ecodeco Group which operates in Italy, Great Britain and Spain in the treatment and disposal of waste and in the production of electricity from waste incineration and biogas.
The value of the acquisition, 69 million euro, will be paid by AEM S.p.A. partly by ceding 7,909,605 own shares and, for the rest, by subscribing a reserved increase in capital and a stockholder's loan for a total of 55 million euro.
The agreement grants AEM S.p.A. a call option to buy the entire share capital of Ecodeco S.r.l., to be exercised on predetermined dates during the three-year period 2006-2008.

In accordance with the expansion strategies mentioned above, AEM is currently in negotiations with EdF to buy a direct or indirect stake in Edison S.p.A. These negotiations have continued after March 31, 2005. This acquisition has been undertaken as part of an alliance with other power companies with local government stockholders.
The financial resources needed for this acquisition - if it goes ahead - have already been guaranteed by the Italian banking system.

Last April 13, Parliament approved an amendment to the EC law that aims to recover the tax benefits for the period of the so-called "tax moratorium" in the public utilities sector, which the EU Commission considers "State aid".
The amendment envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application.
If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, according to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative. It follows that the financial statements do not reflect any provision for this matter.

## Outlook for operations

The economic results at March 31, 2005 show a drop compared with the corresponding period of 2004, though it is lower than what was foreseen in the budget.

The forecast results for the whole of 2005 are confirmed: they are expected to be positive and higher than in 2004.

# Consolidated financial statements

## BALANCE SHEET

| SOURCES/APPLICATIONS | FINANCIAL STATEMENTS at March 31, 2005 | | FINANCIAL STATEMENTS at December 31, 2004 | | FINANCIAL STATEMENTS at March 31, 2004 | |
|---|---|---|---|---|---|---|
| **CAPITAL EMPLOYED** | | | | | | |
| INTANGIBLE FIXED ASSETS | 165,141,989 | 5.5 | 171,117,489 | 5.8 | 186,446,964 | 6.4 |
| TANGIBLE FIXED ASSETS | | | | | | |
| Gross value | 2,646,879,741 | 88.0 | 2,616,596,106 | 88.6 | 2,505,044,857 | 85.8 |
| (Accumulated depreciation and amortisation) | -436,295,325 | -14.5 | -414,373,375 | -14.0 | -351,370,426 | -12.0 |
| | 2,210,584,416 | 73.5 | 2,202,222,731 | 74.6 | 2,153,674,431 | 73.7 |
| FINANCIAL FIXED ASSETS | | | | | | |
| Equity investments | 683,810,557 | 22.7 | 682,345,199 | 23.1 | 706,131,145 | 24.2 |
| Own shares | 35,024,855 | 1.2 | 35,024,855 | 1.2 | | |
| Other receivables | 75,404 | 0.0 | 298,773 | 0.0 | 227,466 | 0.0 |
| Guarantee deposits | 608,535 | 0.0 | 401,919 | 0.0 | 254,387 | 0.0 |
| (RESERVES FOR RISKS AND CHARGES) | -227,356,282 | -7.6 | -222,768,382 | -7.5 | -125,740,006 | -4.3 |
| (SEVERANCE INDEMNITIES) | -71,962,554 | -2.4 | -70,826,150 | -2.4 | -69,853,469 | -2.4 |
| *** NET CAPITAL EMPLOYED** | **2,795,926,920** | **92.9** | **2,797,816,434** | **94.8** | **2,851,140,919** | **97.6** |
| INVENTORIES | 34,273,974 | 1.1 | 72,239,325 | 2.4 | 32,292,687 | 1.1 |
| SHORT-TERM RECEIVABLES | 881,931,778 | 29.3 | 752,459,798 | 25.5 | 715,149,317 | 24.5 |
| ACCRUED INCOME AND PREPAID EXPENSES | 29,348,647 | 1.0 | 19,605,082 | 0.7 | 23,070,450 | 0.8 |
| (TRADE ACCOUNTS) | -404,929,169 | -13.5 | -446,251,602 | -15.1 | -299,070,732 | -10.2 |
| (OTHER PAYABLES) | -282,709,710 | -9.4 | -204,161,452 | -6.9 | -361,287,714 | -12.4 |
| (ACCRUED EXPENSES AND DEFERRED INCOME) | -45,814,835 | -1.5 | -39,875,207 | -1.4 | -40,874,229 | -1.4 |
| *** WORKING CAPITAL** | **212,100,685** | **7.1** | **154,015,944** | **5.2** | **69,279,779** | **2.4** |
| **** TOTAL CAPITAL EMPLOYED** | **3,008,027,605** | **100.0** | **2,951,832,378** | **100.0** | **2,920,420,698** | **100.0** |
| **SOURCES OF FUNDS** | | | | | | |
| *** TOTAL SHAREHOLDERS' EQUITY** | **1,567,764,136** | **52.1** | **1,450,210,932** | **49.1** | **1,516,115,761** | **51.9** |
| LONG-TERM FINANCIAL RECEIVABLES | 1,189,628 | 0.0 | 1,136,159 | 0.0 | 5,256,781 | 0.2 |
| ( LONG-TERM FINANCIAL PAYABLES) | 1,022,683,540 | 34.0 | 1,242,670,751 | 42.1 | 1,242,734,080 | 42.6 |
| -1 TOTAL FINANCIAL POSITION BEYOND ONE YEAR | 1,021,493,912 | 34.0 | 1,241,534,592 | 42.1 | 1,237,477,299 | 42.4 |
| FINANCIAL RECEIVABLES WITHIN ONE YEAR | | | | | 6,299,414 | 0.2 |
| LIQUID FUNDS | 237,410,307 | 7.9 | 212,320,134 | 7.2 | 46,985,856 | 1.6 |
| ( FINANCIAL PAYABLES WITHIN ONE YEAR) | 656,179,864 | 21.8 | 472,406,988 | 16.0 | 220,112,909 | 7.5 |
| -2 TOTAL FINANCIAL POSITION WITHIN ONE YEAR | 418,769,557 | 13.9 | 260,086,854 | 8.8 | 166,827,639 | 5.7 |
| *** TOTAL NET FINANCIAL POSITION (1+2)** | **1,440,263,469** | **47.9** | **1,501,621,446** | **50.9** | **1,404,304,938** | **48.1** |
| **** TOTAL SOURCES** | **3,008,027,605** | **100.0** | **2,951,832,378** | **100.0** | **2,920,420,698** | **100.0** |

## STATEMENT OF CHANGES IN NET FINANCIAL POSITION
## CONSOLIDATED FINANCIAL STATEMENTS

| | FINANCIAL STATEMENTS OF THE GROUP At March 31, 2005 | FINANCIAL STATEMENTS OF THE GROUP At December 31, 2004 |
|---|---|---|
| **Opening net financial position** | **-1,501,621,446** | **-1,183,491,891** |
| **Cash flow generated by operations during the period** | | |
| Pre-tax income for the period | 116,966,838 | |
| Net income for the period | | 172,164,352 |
| Depreciation of tangible fixed assets | 22,197,334 | 87,141,905 |
| Amortisation of intangible fixed assets | 6,753,991 | 29,644,409 |
| Changes in assets and liabilities: | | |
| Receivables for the sale of power and services | -152,024,026 | -112,407,010 |
| Receivables from parent company | -1,433,394 | -8,801,056 |
| Other receivables | 24,002,190 | -82,629,316 |
| Inventories | 37,965,352 | -23,975,611 |
| Accrued income and prepaid expenses | -9,743,565 | -2,856,179 |
| Trade accounts | -41,322,433 | 123,606,097 |
| Other payables | 69,354,908 | -112,049,388 |
| Guarantee deposits | 9,193,353 | 10,605,560 |
| Accrued expenses and deferred income | 5,939,628 | 1,158,867 |
| Severance indemnities | 1,136,404 | 2,342,186 |
| Other reserves | 4,587,900 | 88,225,949 |
| **Total cash flow generated by operations during the period** | **93,574,480** | **172,170,765** |
| **Cash flow used in investment activities** | | |
| Net capital expenditure on tangible and intangible fixed assets | -31,337,510 | -151,311,053 |
| Equity investments | -1,465,358 | -215,659,223 (1) |
| Own shares | - | -35,024,855 |
| **Total cash flow used in investment activities** | **-32,802,868** | **-401,995,131** |
| **Free cash flow** | **60,771,612** | **-229,824,366** |
| **Cash flow generated (used) by changes in shareholders' equity** | | |
| Change in minority interests | 586,365 | 796,930 |
| Net income distributed | - | -89,102,370 |
| Changes in shareholders' equityt. | - | 251 |
| **Total cash flow generated (used) by changes in shareholders' equity** | **586,365** | **-88,305,189** |
| **Closing net financial position during the year / period** | **-1,440,263,469** | **-1,501,621,446** |

| NET FINANCIAL POSITION | | |
|---|---|---|
| Net liquidity | 237,410,307 | 212,320,134 |
| Financial receivables | 1,189,628 | 1,136,159 |
| Financial payables | -1,527,804 | |
| Current account with the Municipality of Milan | -62,947,775 | -76,816,551 |
| Other providers of finance | -361,965,865 | -359,970,459 |
| Bond loan | -500,000,000 | -500,000,000 |
| Due to banks | -752,421,960 | -778,290,729 |
| **TOTAL NET FINANCIAL POSITION** | **-1,440,263,469** | **-1,501,621,446** |

**(1) including € 238,124,837 of the Fastweb S.p.A.'s bond conversion (formerly e.Biscom)**

| RECLASSIFIED INCOME STATEMENT | CONSOLIDATED FINANCIAL STATEMENTS March 31, 2005 | % | CONSOLIDATED FINANCIAL STATEMENTS December 31, 2004 | % | CONSOLIDATED FINANCIAL STATEMENTS March 31, 2004 | % |
|---|---|---|---|---|---|---|
| **A. TURNOVER** | **617,065,226** | **100.0** | **1,816,300,459** | **100.0** | **527,942,220** | **100.0** |
| - Sales and power distribution to captive customers | 325,448,723 | 52.7 | 1,095,870,275 | 60.3 | 243,830,906 | 46.2 |
| - Sale and distribution of gas | 185,148,009 | 30.0 | 391,689,662 | 21.6 | 181,921,513 | 34.5 |
| - Sales of fuel | 10,325,074 | 1.7 | 31,626,795 | 1.7 | 3,870,689 | 0.7 |
| - Sale of heat | 14,730,349 | 2.4 | 25,580,847 | 1.4 | 13,218,816 | 2.5 |
| - Services to customers and third parties | 43,093,355 | 7.0 | 167,858,188 | 9.2 | 51,969,687 | 9.8 |
| - Services to the Municipality of Milan | 6,239,895 | 1.0 | 27,687,458 | 1.5 | 7,495,074 | 1.4 |
| - Change in contract work in progress | 572,447 | 0.1 | -918,345 | -0.1 | -123,856 | 0.0 |
| - Connection contributions | 5,316,789 | 0.9 | 25,409,922 | 1.4 | 5,763,734 | 1.1 |
| - Other current period income | 20,164,037 | 3.3 | 37,155,062 | 2.0 | 7,099,821 | 1.3 |
| - Repayments from Electricity Equalisation Fund | 6,026,548 | 1.0 | 14,340,595 | 0.8 | 12,895,836 | 2.4 |
| **B. OPERATING COSTS** | **423,224,569** | **68.6** | **1,261,185,992** | **69.4** | **304,379,353** | **57.7** |
| - Purchase of energy and fuel | 312,320,138 | 50.6 | 814,429,203 | 44.8 | 200,041,691 | 37.9 |
| - Materials | 6,302,422 | 1.0 | 17,134,396 | 0.9 | 2,983,763 | 0.6 |
| - Electricity delivering and transmission charges | 19,809,129 | 3.2 | 85,835,029 | 4.7 | 21,449,557 | 4.1 |
| - Subcontracted work | 14,780,984 | 2.4 | 70,411,755 | 3.9 | 20,701,084 | 3.9 |
| - Services | 18,576,663 | 3.0 | 83,994,249 | 4.6 | 20,112,516 | 3.8 |
| - Use of third-party assets | 32,482,243 | 5.3 | 129,824,562 | 7.1 | 30,636,315 | 5.8 |
| - Mountain community contributions and water fees | 2,062,869 | 0.3 | 8,044,159 | 0.4 | 2,007,030 | 0.4 |
| - Taxes, duties and miscellaneous rights for the period | 5,551,886 | 0.9 | 25,490,635 | 1.4 | 3,294,281 | 0.6 |
| - Other operating expenses | 11,338,235 | 1.8 | 26,022,004 | 1.4 | 3,153,115 | 0.6 |
| **C. VALUE ADDED (A - B)** | **193,840,657** | **31.4** | **555,114,467** | **30.6** | **223,562,867** | **42.3** |
| **D. LABOUR COST** | **31,221,601** | **5.1** | **123,236,933** | **6.8** | **30,404,960** | **5.8** |
| **E. GROSS OPERATING INCOME (EBITDA) (C - D** | **162,619,056** | **26.4** | **431,877,534** | **23.8** | **193,157,907** | **36.6** |
| **F. AMORTISATION, DEPRECIATION AND PROVISIONS** | **36,361,634** | **5.9** | **164,121,143** | **9.0** | **33,321,444** | **6.3** |
| - Depreciation of tangible fixed assets | 22,197,334 | 3.6 | 87,141,905 | 4.8 | 20,864,479 | 4.0 |
| - Amortisation of intangible fixed assets | 6,753,991 | 1.1 | 29,644,409 | 1.6 | 7,146,957 | 1.4 |
| - Provision for bad and doubtful accounts | 2,658,079 | 0.4 | 4,975,882 | 0.3 | 709,780 | 0.1 |
| - Provisions to risk reserves | 4,752,230 | 0.8 | 42,358,947 | 2.3 | 4,600,228 | 0.9 |
| - Provisions a reserve for future expenses | | | | | | |
| **G. OPERATING INCOME (EBIT) (E-F)** | **126,257,422** | **20.5** | **267,756,391** | **14.7** | **159,836,463** | **30.3** |
| **H. SHARE OF RESULT OF COMPANIES CARRIED AT EQUITY** | **167,497** | **0.0** | **-24,139,215** | **-1.3** | **-1,187,630** | **-0.2** |
| **I. FINANCIAL CHARGES** | **11,917,986** | **1.9** | **47,219,630** | **2.6** | **12,420,528** | **2.4** |
| - Interest expense on current account with Municipality of Milan | 372,718 | 0.1 | 1,731,623 | 0.1 | 391,319 | 0.1 |
| - Writedown of equity investments | 1,000 | 0.0 | 1,247,404 | 0.1 | | |
| - Other financial expenses | 11,544,268 | 1.9 | 44,240,603 | 2.4 | 12,029,209 | 2.3 |
| **L. FINANCIAL INCOME** | **3,129,697** | **0.5** | **11,779,989** | **0.6** | **3,889,026** | **0.7** |
| - Revaluation of equity investments | 1,115,852 | 0.2 | 4,202,900 | 0.2 | 2,267,953 | 0.4 |
| - Other financial income | 2,013,845 | 0.3 | 7,577,089 | 0.4 | 1,621,073 | 0.3 |
| **M. TOTAL FINANCIAL INCOME / EXPENSES ( L - I )** | **-8,788,289** | **-1.4** | **-35,439,641** | **-2.0** | **-8,531,502** | **-1.6** |
| **N. INCOME BEFORE EXTRAORDINARY ITEMS (G** | **117,636,630** | **19.1** | **208,177,535** | **11.5** | **150,117,331** | **28.4** |
| **O. TOTAL EXTRAORDINARY INCOME/CHARGES** | **-83,427** | **0.0** | **45,587,320** | **2.5** | **-353,342** | **-0.1** |
| - Extraordinary items | -83,427 | 0.0 | 48,023,542 | 2.6 | -353,342 | -0.1 |
| - Extraordinary items due to defiscalisation | | | -2,436,222 | -0.1 | | |
| **P. INCOME BEFORE TAXES (N + O)** | **117,553,203** | **19.1** | **253,764,855** | **14.0** | **149,763,989** | **28.4** |
| **Q. TAXES FOR THE PERIOD** | | | **80,803,573** | **4.4** | | |
| Income taxes for the period | | | 31,375,288 | 1.7 | | |
| Deferred tax assets | | | -7,049,979 | -0.4 | | |
| Deferred tax | | | 56,478,264 | 3.1 | | |
| **R. NET INCOME FOR THE PERIOD** | **117,553,203** | **19.1** | **172,961,282** | **9.5** | **149,763,989** | **28.4** |
| **S. NET INCOME OF MINORITY INTERESTS** | **-586,365** | **-0.1** | **-796,930** | **0.0** | **-581,871** | **-0.1** |
| **T. NET INCOME FOR THE PERIOD OF THE GROUP** | | | **172,164,352** | **9.5** | | |
| **T. PRE-TAX INCOME FOR THE PERIOD OF THE GROUP** | **116,966,838** | **19.0** | | | **149,182,118** | **28.3** |

## STATEMENT OF CASH FLOWS
## CONSOLIDATED FINANCIAL STATEMENTS

| | FINANCIAL STATEMENTS OF THE GROUP at March 31, 2005 | FINANCIAL STATEMENTS OF THE GROUP at December 31, 2004 | |
|---|---|---|---|
| **Cash flow generated by operations / period** | | | |
| Pre-tax income for the period | 116,966,838 | | |
| Net income for the period | | 172,164,352 | |
| Depreciation of tangible fixed assets | 22,197,334 | 87,141,905 | |
| Amortisation of intangible fixed assets | 6,753,991 | 29,644,409 | |
| Changes in assets and liabilities: | | | |
| Receivables for the sale of power and services | -152,024,026 | -112,407,010 | |
| Receivables from parent company | -1,433,394 | -8,801,056 | |
| Other receivables | 24,002,190 | -82,629,316 | |
| Inventories | 37,965,352 | -23,975,611 | |
| Accrued income and prepaid expenses | -9,743,565 | -2,856,179 | |
| Trade accounts | -41,322,433 | 123,606,097 | |
| Other payables | 69,354,908 | -112,049,388 | |
| Guarantee deposits | 9,193,353 | 10,605,560 | |
| Accrued expenses and deferred income | 5,939,628 | 1,158,867 | |
| Severance indemnities | 1,136,404 | 2,342,186 | |
| Other reserves | 4,587,900 | 88,225,949 | |
| **Total cash flow generated by operations / period** | **93,574,480** | **172,170,765** | |
| **Cash flow used in investment activities** | | | |
| Net capital expenditure on tangible and intangible fixed assets | -31,337,510 | -151,311,053 | |
| Equity investments | -1,465,358 | -215,659,223 | (1) |
| Own shares | | -35,024,855 | |
| **Total cash flow used in investment activities** | **-32,802,868** | **-401,995,131** | |
| **Free cash flow** | **60,771,612** | **-229,824,366** | |
| **Cash flow absorbed by financing activities** | | | |
| Due to banks | -25,868,769 | -54,212,028 | |
| Financial receivables | -53,469 | 249,925,829 | (1) |
| Financial payables | 1,527,804 | | |
| Due to other providers of finance | 1,995,406 | -42,349,465 | |
| Bond loan | | | |
| Current account with the Municipality of Milan | -13,868,776 | 1,715,624 | |
| Change in minority interests | 586,365 | 796,930 | |
| Changes in shareholders' equity□ | | 251 | |
| Net income distributed | | -89,102,370 | |
| **Total cash absorbed by financing activities** | **-35,681,439** | **66,774,771** | |
| CHANGE IN LIQUID FUNDS | 25,090,173 | -163,049,595 | |
| OPENING LIQUID FUNDS | 212,320,134 | 375,369,729 | |
| CLOSING LIQUID FUNDS | 237,410,307 | 212,320,134 | |

| NET FINANCIAL POSITION | | |
|---|---|---|
| Net liquidity | 237,410,307 | 212,320,134 |
| Financial receivables | 1,189,628 | 1,136,159 |
| Financial payables | -1,527,804 | |
| Current account with the Municipality of Milan | -62,947,775 | -76,816,551 |
| Other providers of finance | -361,965,865 | -359,970,459 |
| Bond loan | -500,000,000 | -500,000,000 |
| Due to banks | -752,421,960 | -778,290,729 |
| TOTAL NET FINANCIAL POSITION | **-1,440,263,469** | **-1,501,621,446** |

**(1) including € 238,124,837 of the Fastweb S.p.A.'s bond conversion (formerly e.Biscom)**

# Notes to the financial statements

## Form and contents of the consolidated financial statements

The consolidated quarterly report at March 31, 2005 has been prepared in accordance with Article 82-bis of CONSOB regulation 11971 of May 14, 1999 and resolution 14990 of April 14, 2005. This quarterly report has therefore been prepared according to the policies laid down for the previous year's annual and consolidated accounts and on the basis of the accounting principles mentioned in Attachment 3 D of the said regulation.

The consolidated financial statements include: the balance sheet, income statement (in a format showing net revenues, gross operating income and operating income) and the statement of cash flows.

The explanatory notes provide all additional information considered necessary in order to give a true and fair view of the company's assets and liabilities, results and financial position for the period under review.

Income statement figures are given for the first quarter of 2005, together with comparative figures for the same period of the previous year.

The balance sheet figures are as of March 31, 2005 with comparative figures at December 31, 2004 and March 31, 2004.

### Scope of consolidation

The consolidated quarterly report of the AEM Group at March 31, 2005 includes the financial statements of the parent company AEM S.p.A. and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis, in accordance with art. 37 of Decree 127/91 and specific agreements with the other shareholders.
Following the loss of control, Zincar S.r.l is carried at net equity, whereas at December 31, 2004 it was consolidated on a line-by-line basis.
Fastweb S.p.A., which was carried at net equity in the financial statements at December 31, 2004, is now carried at cost, as it is no longer considered an associated company pursuant to art. 2359 of the Italian Civil Code.

### Consolidation principles and accounting policies

The consolidation principles and accounting policies adopted for the preparation of the consolidated financial statements are consistent with those used for the consolidated financial statements at December 31, 2004, with the necessary adjustments required by the nature of interim reports..
As permitted by Article 81.7 of CONSOB regulation no. 11971 of May 14, 1999, the AEM Group has decided to present its results for the period gross of the related tax effects.

# COMMENTS ON THE CONSOLIDATED BALANCE SHEET AT MARCH 31, 2005

This quarterly report does not reflect taxation for the period because of the uncertainties involved in making reasonable estimates. As a result, balance sheet and statement of cash flow items or aggregates for the various periods are not directly comparable if they are affected by taxation.

The first quarter of 2005 shows an increase in capital employed of 56.2 million euro compared with the consolidated balance sheet at December 31, 2004. Among the sources of funding, shareholders' equity increases by 117.6 million euro, while the net financial position shows a decrease in the negative balance of 61.4 million euro.

## CAPITAL EMPLOYED

### Net capital employed

#### Intangible fixed assets

| (in millions of euro) | Net book value 12/31/2004 | Acquisitions | Adjustments and reclassifications | Amortisation | Net book value 03/31/2005 |
|---|---|---|---|---|---|
| Start-up and expansion costs | 6.1 | | | -0.8 | 5.3 |
| Industrial patents and intellectual property rights | 11.3 | 0.2 | | -0.8 | 10.7 |
| Concessions, licences, trademarks and similar rights | 11.9 | | | -0.3 | 11.6 |
| Goodwill | 97.1 | | | -3.1 | 94.0 |
| Goodwill arising from consolidation | 34.8 | | -0.9 | -1.2 | 32.7 |
| Assets in process of formation and advances | 3.2 | 1.4 | | | 4.6 |
| Other intangible fixed assets | 6.7 | 0.1 | -0.1 | -0.5 | 6.2 |
| **Total intangible fixed assets** | **171.1** | **1.7** | **-1.0** | **-6.7** | **165.1** |

Intangible fixed assets decrease by 6.0 million euro, due to:

- capital expenditure during the period for 1.7 million euro, broken down by sector of activity as follows:
  Services, 1.7 million euro;
- elimination of the goodwill arising from consolidation on the purchase of the shareholding in AEM Calore & Servizi S.p.A. after the agreement with the seller Siemens Building Technologies A.G. (now called Siemens Schweiz A.G.) which lowered the purchase price by 0.9 million euro;

- the elimination of certain expenses capitalised to "Other intangible fixed assets – Leasehold improvements" and reclassified under "Tangible assets" as "Plant and machinery - Distribution networks" for 0.1 million euro;
- the amortisation charge for the period of 6.7 million euro.

Goodwill arising on the acquisition of the business unit from ENEL Distribuzione S.p.A. by AEM Distribuzione Elettricità S.p.A., which took place on November 1, 2002, amounts to 94 million euro, net of the amortisation charge for the period of 3.1 million euro. This goodwill is mainly for title to the concessions for the distribution of electricity in Milan and Rozzano, which expire in 2029 as established by Decree 79/99. However, considering current regulatory developments and the liberalisation of the sector, this goodwill will be amortised over 10 years.

**Tangible fixed assets**

| (in millions of euro) | **Net book value 12/31/2004** | **Capital expenditure** | **Other changes** | **Disposals and reclassi-fications** | **Depreciation** | **Net book value 03/31/2005** |
|---|---|---|---|---|---|---|
| Land and buildings | 170.7 | 0.1 | 7.2 | | -1.3 | 176.7 |
| Plant and machinery | 1,884.8 | 12.8 | 3.5 | -1.0 | -19.7 | 1,880.4 |
| Equipment | 4.7 | 0.1 | | | -0.6 | 4.2 |
| Other tangible fixed assets | 13.3 | 0.4 | | | -0.6 | 13.1 |
| Construction in progress and advances | 128.7 | 18.2 | -10.7 | | | 136.2 |
| **Total** | **2,202.2** | **31.6** | **0.0** | **-1.0** | **-22.2** | **2,210.6** |

Tangible fixed assets increase by 8.4 million euro, due to:

- capital expenditure during the period for 31.6 million euro, broken down by sector of activity as follows:
  - Electricity generation: 16.3 million euro;
  - Network management: 14.6 million euro;
  - Market: 0.1 million euro;
  - Services: 0.6 million euro.
- disposals during the period under review, net of accumulated depreciation, amounting to 1 million euro;
- the depreciation charge for the period of 22.2 million euro.

**Financial fixed assets**
Financial fixed assets increased by 1.5 million euro compared with the end of the previous year, mainly due to writing back the value of the interest in AEM Torino S.p.A. to bring its historical cost into line with the average market value for the last six months. Note that, following the increase in capital of Fastweb S.p.A., not subscribed by AEM S.p.A., its holding fell from 12.11% to 8.59%, and therefore has been reclassified under equity investments in other companies carried at cost, whereas at December 31, 2004 it was valued using the equity method.

The shareholding in Edipower S.p.A. has been pledged in guarantee of bank loans granted to this company. AEM S.p.A. retains the voting rights of the pledged shares. In addition, Interbanca, Unicredito S.p.A. and Royal Bank of Scotland, the financing partners of Edipower S.p.A., have a put option on their Edipower shares, which can be exercised from the fifth year after signing the shareholders's agreement (2007). If the put option is exercised, each of the industrial partners will have to purchase the shares in proportion to their existing holdings, which for AEM could be 4.0% maximum, for an estimated 90,000 thousand euro (of which 22,065 thousand euro with a guarantee given by AEM S.p.A. to the Royal Bank of Scotland plc).
As part of the refinancing of Edipower S.p.A., AEM S.p.A. issued a guarantee of 40,000 thousand euro in favour of this associated company to cover any cost overruns, defects liability and performances which Edipower S.p.A. might incur in implementing its repowering plan and a guarantee of 140,000 thousand euro for the obligations contracted by AEM Trading S.r.l. as part of the tolling agreement stipulated with that company.

Long-term receivables are substantially unchanged with respect to the end of the previous year.

**Reserves for risks and charges**
Reserves for risks and charges amount to 227.3 million euro and show a rise of 4.6 million euro compared with December 31, 2004. The increase concerns the reserve for specific risks, of 121.1 million euro, in relation to the provisions made by AEM Elettricità S.p.A., as an estimate of potential liabilities deriving from the equalisation of tariffs to cover distribution costs.
The reserve for deferred taxation shows a balance of 106.2 million euro, the same as at December 31, 2004.

| (in millions of euro) | **Amount at 12/31/04** | **Provision** | **Utilisa-tions** | **Other changes** | **Amount at 03/31/05** |
|---|---|---|---|---|---|
| | | | | | |
| Reserve for specific risks | 116.5 | 4.8 | | -0.2 | 121.1 |
| Current and deferred taxation | 106.2 | | | | 106.2 |
| | | | | | |

**Severance indemnities**
Severance indemnities increase by 1.1 million euro for the provisions made during the period.

## Working capital

**Inventories**
Inventories have decreased by 38.0 million euro compared with December 31, 2004, mainly because of the seasonal fall in fuel stocks of natural gas held by Plurigas S.p.A., which is consolidated on a

proportional basis, and a decrease in contract work in progress of Zincar S.r.l., which is no longer consolidated at March 31, 2005. In addition, the green certificates belonging to AEM Trading S.r.l. that appeared in the previous year's financial statements do not feature here as March 31, 2005 was the deadline for delivery of these certificates for 2004.

**Short-term receivables**

Short-term receivables amount to 881.9 million euro up by 17.2% compared with December 31, 2004; the main items in this caption are commented on below:

- receivables for the sale of power and services, net of writedowns, amount to 664.6 million euro, an increase of 152.7 million euro, due to the development of commercial activities and the seasonal nature of electricity, gas and heat sales;
- receivables from the Municipality of Milan have increased by 1.4 million euro because of higher receivables for refurbishment and maintenance works on public illumination and traffic light installations and higher receivables for the sale of power;
- receivables from the Electricity Equalisation Fund increased by 5.3 million euro because of an estimate of the contribution for equalisation of the purchase cost of electricity to meet the demand from captive customers connected to the network of AEM Elettricità S.p.A., as foreseen by resolution no. 05/04 of the AEEG;
- other receivables total 108.2 million euro and decrease by 30 million euro. This reduction is mainly due to the decline in credits due from the Treasury for consumption tax and a lower VAT credit. Advances to suppliers increase by 0.7 million euro while the current portions of long-term financial receivables are substantially unchanged compared with December 31, 2004.

**Accrued income and prepaid expenses**

Accrued income and prepaid expenses amount to 29.3 million euro and show a rise of 9.7 million euro compared with the figure at the end of 2004, mainly due to insurance premiums and water fees paid during the period for future periods.

**Trade accounts**

Trade accounts decrease by 41.3 million euro compared with the end of the previous year due to the decline reported by AEM S.p.A. and by AEM Trading S.r.l.

**Other payables**

Other payables total 282.7 million euro, and increase by 38.5% compared with December 31, 2004. The main items in this caption are commented on below:

- payables to associated companies increase by 1.2 million euro as e-Utile S.p.A. provided more services;
- payables to the Municipality of Milan show an increase of 0.5 million euro;
- taxes payable increase by 80 million euro following the rise in VAT payable, payables to the Treasury Ministry for natural gas consumption taxes;
- amounts due to social security institutions decrease by 4.9 million euro compared with the end of the prior year, which included contributions on the double salaries paid in December;
- payables to the Electricity Equalisation Fund decrease by 2.6 million euro;
- payables to personnel rise by 2.7 million euro; they include the charge for holidays accrued but not taken at March 31, 2005 as well as costs for the employee productivity bonus and the additional (13th/14th) monthly salaries provided for under labour contracts;
- advances from customers report an increase of 9.2 million euro;

- other payables, totalling 64.8 million euro (72.5 million euro at December 31, 2004), mainly include payables to leasing companies for the buildings located in Corso di Porta Vittoria, Milan, sold and leased back as part of the deals made in 2001 and accounted for in the consolidated financial statements under the finance lease method.

**Accrued expenses and deferred income**

Accrued expenses and deferred income amount to 45.8 million euro and show a rise of 5.9 million euro compared with December 31, 2004, essentially due to accrued expenses relating to interest on medium/long-term bank loans.

# SOURCES OF FUNDS

## Shareholders' equity

Shareholders' equity increased by 117.6 million euro, compared with December 31, 2004 partly as a result of Group pre-tax income for the period, 117 million euro, and partly because of the increase in shareholders' equity pertaining to minority interests of 0.6 million euro.

## Net financial position

**Long-term financial receivables**

These amount to 1.2 million euro and are substantially unchanged compared with December 31, 2004.

**Long-term financial payables**

Long-term financial payables amount to 1,022.7 million euro (1,242.7 million euro at December 31, 2004).

In particular, long-term payables to banks decrease by 177.6 million euro compared with December 31, 2004 following the reclassification to short-term financial payables of the current portions of long-term bank loans.

The decrease in amounts due to other providers of finance of 42.3 million euro compared with the prior year is due to the reclassification to short-term financial payables of the current portions of debt due within one year.

**Financial receivables within one year**

This caption has a zero balance.

**Liquid funds**

Liquid funds amount to 237.4 million euro and refer to bank current accounts at the end of the period. This caption shows an increase of 25.1 million euro compared with December 31, 2004.

**Financial payables within one year**

Financial payables within one year total 656.2 million euro (472.4 million euro at December 31, 2004).

In particular, financial payables to the Municipality of Milan decrease by 13.9 million euro following the payments made on the correspondent current account by the Municipality, partially offset by the settlement of amounts due from Group companies.

Short-term payables to banks increase by 151.8 million euro following the reclassification to this caption of the current portion of long-term bank loans, partially offset by repayments made during the period. Short-term payables to other providers of finance total 86.7 million euro with an increase of 44.4 million euro compared with December 31, 2004, being the current portion of long-term financial payables, as well as the portion of interest accrued in the first nine months of first quarter 2005.

## MEMORANDUM ACCOUNTS

Guarantee deposits received

The guarantees deposited by subcontractors, guarantees issued by credit institutions to ensure proper execution of work, and sureties issued by credit institutions to guarantee contracts relating to the signing of commercial papers amount to 177.2 million euro (174.0 million euro in the previous year).

Guarantee deposits given

These amount to 107.2 million euro (340.8 million euro at December 31, 2004) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.
In February 2005 certain guarantees securing loans to Edipower S.p.A. were reduced, as the loan was renegotiated with conditions more favourable to Edipower S.p.A. and its guarantors.

As regard the investment in Edipower S.p.A., these guarantees include:

- 10.0 million euro (100.0 million euro at December 31, 2004), of the commitment to pay capital and/or subordinated loan by AEM S.p.A. to guarantee the re-financing of Edipower S.p.A.;
- 22.1 million euro, of the counter-guarantee to the associated company Blufare Ltd. for compliance with the obligations versus the Royal Bank of Scotland plc, which has a put right to sell the Edipower shares that it holds (5% of the share capital of Edipower S.p.A.). This right can be exercised from the fifth year after signing the co-investment agreement.

The guarantee given by AEM S.p.A. in the interest of the associated company Edipower S.p.A. for the junior loan facility, amounting to 120.0 million euro at December 31, 2004, was extinguished as a result of the above renegotiation.

With reference to the Euro 500,000,000 bond issue maturing in October 2013, AEM S.p.A has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, the value of which is limited to within a collar with a barrier.

With reference to the loan granted by the Cassa Depositi e Prestiti, with due date June 2013 and a balance at March 31, 2005 of 360 million euro, we would point out that AEM S.p.A has adopted suitable financial strategies to fix the floating rate within a collar with barrier.

At March 31, 2005 there are outstanding derivative contracts (swaps and zero cost collars), stipulated during the year to hedge fluctuations in the oil component of gas prices; these contracts mature in 2005. The total value of the notionals at March 31, 2005 comes to 93.9 million euro, which is lower than the commitments to purchase gas during the period of the hedge.

With reference to the investment in Fastweb S.p.A., on December 1 2004 AEM S.p.A. concluded a "Total Return Hedging Equity Swap" for the 6,696,424 shares to hedge the risk of changes in their market value.

# COMMENTS ON THE CONSOLIDATED INCOME STATEMENT AT MARCH 31, 2005

## REVENUES

Turnover in the first quarter of 2005 comes to 617.0 million euro, 16.9% up on the corresponding period of the previous year. The breakdown of the more important revenue items is as follows:

- revenues from sales and distribution of electricity amount to 325.4 million euro (243.8 million euro at March 31, 2004) made up of:
  - revenues from distribution to eligible customers connected to the network owned by AEM Elettricità S.p.A., 125.7 million euro (130.7 million euro at March 31, 2004), and sales of electricity to captive customers on that network: these are stated net of estimated revenues exceeding the V1 price-cap restriction, net of the equalisation relating to revenues from residential customers, as defined in the resolutions of the Authority for Electricity and Gas. During the period under review, 1,860.7 and 1,242.9 million kWh respectively (+0.4% and –5.7% compared with March 31, 2004) have been distributed and sold to the captive market. The decrease in revenues results from lower unit revenues following the change in the "hourly bands", as resolved by the Authority for Electricity and Gas and applicable from April 1, 2004, which eliminated the F1 band during the first three months of the year. There has also been a reduction in the revenues admitted for the distribution activity as a result of updating the fees for electricity transmission and distribution services in 2005.
  - for 199.7 million euro (113.1 million euro in the same period last year), to revenues from the sale of power by the subsidiaries AEM Energia S.p.A. and AEM Trading S.r.l. to eligible end-customers, wholesalers and institutional operators (Acquirente Unico S.p.A., GRTN S.p.A.), in part through sales on the IPEX (Italian Power Exchange). These revenues derive from the sale of 2,693.4 million kWh, a significant increase on the sales reported In the first three months of 2004 (1,718.0 million kWh);
- revenues from sales and distribution of natural gas amount to 185.2 million euro (181.9 million euro al March 31, 2004). The sale of gas by AEM Energia S.p.A., Serenissima Energia S.r.l. and AEM Trading S.r.l. reached 527.3 million cubic metres (-2.0%) while the volume of gas distributed by AEM Gas S.p.A. and Serenissima Gas S.p.A. came to 620.2 million cubic metres (+1.1%).
- revenues from the sale of fuel amount to 10.3 million euro (3.9 million euro at March 31, 2004) and refer to the sale of coal to other industrial partners of Edipower S.p.A.;
- revenues from the sale of heat amount to 14.7 million euro (13.2 million euro at March 31, 2004) and concern sales totalling 204 million thermal kWh (+13.3%);
- revenues for services to the Municipality of Milan amount to 6.2 million euro (7.5 million euro at March 31 2004) and essentially refer to the installation and management and construction of public illumination and urban traffic light systems;
- revenues for services on behalf of third parties amount to 43.1 million euro (52.0 million euro at March 31, 2004) and refer to:
  - reimbursements from ASM Brescia S.p.A. (3.4 million euro) for charges relating to the thermoelectric production at the Cassano d'Adda power station, including a share of running costs and capital expenditure for the period;
  - revenues relating to the fee for transporting energy recognised by the Gestore della Rete di Transmission Nazionale S.p.A. to the subsidiary AEM Trasmissione S.p.A. (3.3 million euro);
  - revenues from the rent of fibre optic cable by Metroweb S.p.A. (9.6 million euro);
  - revenues from heat management and facility management services rendered by AEM Calore & Servizi S.p.A. (24.1 million euro);

- revenues for miscellaneous services (2.7 million euro).

The decrease of 8.9 million euro compared with March 31 2004 is mainly caused by lower revenues from ASM Brescia S.p.A. and lower revenues for services rendered by Metroweb S.p.A., partly offset by higher services provided by AEM Calore & Servizi S.p.A.;

- the change in contract work in progress show a positive balance of 0.6 million euro (-0.1 million euro at March 31, 2004) and is made up of:
  - 0.3 million euro the change in contract work in progress of the subsidiary AEM Elettricità S.p.A. due to a lower level of installation of public illumination and traffic light systems;
  - 0.3 million euro for the change in contract works of the subsidiary AEM Calore & Servizi S.p.A. due to a lower workload in connection with the revamping of new heating plants;
- revenues for connection contributions total 5.3 million euro (5.8 million euro at March 31, 2004);
- other revenues for a total of 20.2 million euro (7.1 million euro at March 31, 2004) for out-of-period income arising from overprovisions in prior years, premiums on differential contracts for the sale of electricity stipulated by AEM Trading S.r.l. with the Sole Buyer, rental income, as well as reimbursements for damages and penalties received from users, insurance companies and private individuals;
- contributions from the Electricity Equalisation Fund amount to 6 million euro and essentially refer to the contribution for the equalisation of purchase costs of electricity for the captive market, as foreseen by resolution no. 05/04 della AEEG.

## EXTERNAL CHARGES

At March 31 2005, external charges amount to 423.2 million euro (+39%) and are detailed below:

- costs for the purchase of fuel, electricity and thermal energy for 312.3 million euro (200 million euro at March 31, 2004). The growth in this cost element derives prevalently from higher charges for the purchase of electricity from third parties, mainly because of the obligation from April 1, 2004 to buy from Acquirente Unico S.p.A. the power needed to cover the requirements of captive customers connected to the distribution network belonging to AEM Elettricità (previously, a significant part of this demand was covered by output produced by the AEM Group). The higher unit costs for the purchase of fuel or thermal energy due to the rise in the prices of raw materials on international markets were offset during the period by the contraction in the production activity of the thermoelectric stations made available to the AEM Group;
- costs of materials for 6.3 million euro (3.0 million euro at March 31, 2004), shown in the financial statements net of capitalised costs;
- charges for the use of electric and gas and electric infrastructure and energy dispatching and regulation charges incurred by AEM Energia S.p.A, AEM Elettricità S.p.A and Plurigas S.p.A. for a total of 19.8 million euro (21.4 million euro at March 31 2004). The decrease in these costs is mainly connected to lower charges incurred by AEM Elettricità S.p.A.;
- costs for subcontracted work, net of capitalised charges, for 14.8 million euro (20.7 million euro at March 31 2004) mainly relating to maintenance work carried out in the first three months of the year;
- costs for services amount to 18.6 million euro (20.1 million euro at March 31, 2004);
- costs for use of third-party assets, amount to 32.5 million euro (30.6 million euro at March 31, 2004) and mainly include charges incurred by AEM Trading S.r.l. because of its right to use a share of the electricity capacity owned by Edipower S.p.A.;
- water fees come to 2.1 million euro, more or less the same as this time last year;
- taxes and sundry duties total 5.6 million euro (3.3 million euro at March 31, 2004) and are due in particular to charges borne by AEM Trading S.r.l. for commissions relating to power purchased on

foreign markets and the right to assignment of transport capacity between the market zones run by selling market operators that are holders of bilateral contracts;

- other costs, amounting to 11.4 million euro (3.1 million euro at March 31, 2004), refer to out-of-period expenses and underprovisions, the purchase of green certificates by AEM Trading S.r.l. and losses on disposal of fixed assets during the period.

**LABOUR COST**

Labour cost, net of capitalised costs of 4.9 million euro, amounts to 31.2 million euro, 2.7% higher than the figure of the first quarter 2004.
At March 31, 2005, the AEM Group employed 2,850 people (2,935 at March 31, 2004).
The increase in labour cost is principally attributable to the rise in wages and salaries after the renewal of labour contracts that took place after the first quarter of 2004.
Following these changes, labour cost as a percentage of revenues falls from 5.8% at March 31, 2004 to 5.1%.

The average number of employees is analysed below by grade and type of contract:

| | 03.31.2005 | | | | | |
|---|---|---|---|---|---|---|
| | Managers | Electricity | Gas | Metal workers | Commerce | Total |
| Managers | 45 | | | | | 45 |
| Supervisors | | 87 | 40 | 3 | 13 | 143 |
| White-collar workers | | 1,058 | 550 | 31 | 121 | 1,760 |
| Blue-collar workers | | 518 | 305 | | 79 | 902 |
| **Total** | **45** | **1,663** | **895** | **34** | **213** | **2,850** |

**GROSS OPERATING INCOME**

In consideration of the above, consolidated gross operating income at March 31, 2005 decreased by 15.8% year-on-year to 162.6 million euro (193.2 million euro at March 31, 2004).

## AMORTISATION, DEPRECIATION AND PROVISIONS

Amortisation, depreciation and provisions total 36.4 million euro (33.3 million euro at March 31, 2004) and comprise:

- amortisation of intangible fixed assets for 6.8 million euro (7.1 million euro at March 31, 2004), of which 3.1 million euro for the amortisation of goodwill arising from the acquisition of the business unit from ENEL Distribuzione S.p.A.;
- depreciation of tangible fixed assets, amounting to 22.2 million euro (20.9 million euro at March 31, 2004), of which 2.2 million euro referred to the depreciation of freely transferable assets;
- the provision for bad and doubtful accounts from users and customers made to bring them into line with their estimated realisable value, 2.6 million euro; the provision for specific risks amounts to 4.8 million euro (4.6 million euro at March 31, 2004) as a result of the provisions made by AEM Elettricità S.p.A., 3.0 million euro, as an estimate of potential liabilities deriving from the equalisation of tariffs for the distribution and sale of electricity to the captive market.

### Operating income

Operating income amounts to 126.3 million euro, a decrease of 21% compared with the corresponding quarter in 2004.

## SHARE OF RESULT OF COMPANIES CARRIED AT EQUITY

At March 31, 2005 this caption is positive by 0.1 million euro (-1.2 million euro at March 31, 2004) and is attributable to the share for the period of results of associated companies consolidated at equity.

## FINANCIAL INCOME AND CHARGES

This item shows a negative balance of 8.8 million euro (8.5 million euro at March 31, 2004). The financial income amounts to 3.1 million euro (3.9 million euro at March 31, 2004); the decrease of 0.8 million euro is mainly attributable to lower revaluations of equity investments.
Financial charges amount to 11.9 million euro (12.4 million euro at March 31 2004); the reduction of 0.5 million euro is largely due to financial rationalisation which makes it possible to hold less cash by adopting a system of cash-pooling of current accounts and using securities lending.
Interest on the bond loan and to banks is shown net of the financial effect of hedging the interest rate risk, which was positive for around 2 million euro. these effects derive principally from the transformation of the bond loan's fixed interest rate into a floating rate by means of a 'collar with barrier' arrangement. The risk hedging strategy adopted for the bond loan and for the loan granted by Cassa dei Depositi e dei Prestiti S.p.A. is designed to ensure protection for the Group in the event of a sharp rise in interest rates.

## EXTRAORDINARY INCOME AND CHARGES

The balance of extraordinary items is not significant at the end of the period.

## INCOME BEFORE TAXES

Consolidated income before taxes amounts to 117.6 million euro (149.8 million euro at March 31, 2004), while the Group share, net of minority interests (0.6 million euro), comes to 117.0 million euro (149.2 million euro at March 31, 2004).

# Attachments to the consolidated financial statements

## Attachment 1 - Statement of changes in intangible fixed assets

(thousands of euro)

| *Intangible fixed assets* | Balance at 12.31.2004 | | | Changes for the period | | | | | | | | Balance at 3.31.2005 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Category | Reclassifications | | Disposals and adjustments | | | | | | |
| | Gross value | Amortisation | Residual value | Acquisitions | Category changes | Gross value | Amortisation | Gross value | Amortisation | Amortisation for the period | Total category for the period | Gross value | Amortisation | Residual value |
| Start-up and expansion costs | 24,695 | -18,558 | 6,137 | | | | | | | -790 | -790 | 24,695 | -19,348 | 5,347 |
| Research and development costs | 90 | -83 | 7 | | | 10 | -10 | | | -1 | -1 | 100 | -94 | 6 |
| Industrial patents and *intellectual* property rights | 24,697 | -13,371 | 11,326 | 203 | | | | | | -779 | -576 | 24,900 | -14,150 | 10,750 |
| Concessions, licences, trademarks and similar rig | 23,010 | -11,074 | 11,936 | 33 | | | | | | -347 | -314 | 23,043 | -11,421 | 11,622 |
| Goodwill | 123,997 | -26,926 | 97,071 | | | | | | | -3,100 | -3,100 | 123,997 | -30,026 | 93,971 |
| Goodwill arising from consolidation | 49,714 | -14,949 | 34,765 | | | | | -900 | | -1,226 | -2,126 | 48,814 | -16,175 | 32,639 |
| Assets in process of formation and advances | 3,230 | | 3,230 | 1,378 | -132 | | | | | | 1,246 | 4,476 | | 4,476 |
| Other intangible fixed assets | 55,861 | -49,216 | 6,645 | 125 | 132 | -70 | 8 | | | -511 | -316 | 56,048 | -49,719 | 6,329 |
| **Total intangible fixed assets** | **305,294** | **-134,177** | **171,117** | **1,740** | | **-60** | **-2** | **-900** | | **-6,754** | **-5,976** | **306,074** | **-140,933** | **165,141** |

(thousands of euro)

| Tangible fixed assets | Balance at 12.31.2004 | | | Changes for the period | | | | | | | | | Balance at 3.31.2005 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Gross value | Accumulated depreciation | Residual value | Acquisitions | Category changes | Other changes | Reclassifications | | Disposals | | Depreciation | Total changes for the period | Gross value | Accumulated depreciation | Residual value |
| | | | | | | | Value of asset | Accumulated depreciation | Value of asset | Accumulated depreciation | | | | | |
| **Non-transferable assets** | | | | | | | | | | | | | | | |
| **Land and buildings** | | | | | | | | | | | | | | | |
| Non-industrial land | 249 | | 249 | | | | | | | | | | 249 | | 249 |
| Non-industrial buildings | 3,663 | -1,650 | 2,013 | | | | | | | | -54 | -54 | 3,663 | -1,704 | 1,959 |
| Industrial land and buildings | 143,819 | -24,206 | 119,613 | 133 | 7,119 | | | | | | -942 | 6,310 | 151,071 | -25,148 | 125,923 |
| Leased buildings | 53,550 | -4,686 | 48,864 | | | | | | | | -335 | -335 | 53,550 | -5,021 | 48,529 |
| **- Total land and buildings** | **201,281** | **-30,542** | **170,739** | **133** | **7,119** | | | | | | **-1,331** | **5,921** | **208,533** | **-31,873** | **176,660** |
| **Plant and machinery** | | | | | | | | | | | | | | | |
| Production plant | 392,518 | -77,696 | 314,822 | 542 | 2,655 | | | | -19 | 14 | -3,493 | -301 | 395,696 | -81,175 | 314,521 |
| Transport lines | 50,377 | -10,664 | 39,713 | 159 | | | | | | | -579 | -420 | 50,536 | -11,243 | 39,293 |
| Transformation stations | 56,545 | -8,281 | 48,264 | 251 | 150 | | 40 | -1 | | | -421 | 19 | 56,986 | -8,703 | 48,283 |
| Distribution networks | 1,423,072 | -213,898 | 1,209,174 | 11,837 | 727 | | 30 | -7 | -1,227 | 203 | -13,018 | -1,455 | 1,434,439 | -226,720 | 1,207,719 |
| **- Total plant and machinery** | **1,922,512** | **-310,539** | **1,611,973** | **12,789** | **3,532** | | **70** | **-8** | **-1,246** | **217** | **-17,511** | **-2,157** | **1,937,657** | **-327,841** | **1,609,816** |
| **Industrial and commercial equipment** | | | | | | | | | | | | | | | |
| Miscellaneous equipment | 15,906 | -11,263 | 4,643 | 121 | | | | | -90 | 57 | -601 | -513 | 15,937 | -11,807 | 4,130 |
| Mobile phones | 15 | -15 | | | | | | | | | | | 15 | -15 | |
| **- Total industrial and commercial equipment** | **15,921** | **-11,278** | **4,643** | **121** | | | | | **-90** | **57** | **-601** | **-513** | **15,952** | **-11,822** | **4,130** |
| **Other tangible fixed assets** | | | | | | | | | | | | | | | |
| Furniture and fittings | 4,184 | -2,877 | 1,307 | 95 | | | | | | | -58 | 37 | 4,279 | -2,935 | 1,344 |
| Electric and electronic office machines | 20,896 | -9,222 | 11,674 | 205 | | | | | | | -449 | -244 | 21,101 | -9,671 | 11,430 |
| Vehicles | 1,479 | -1,173 | 306 | | | | | | -9 | 9 | -13 | -13 | 1,470 | -1,177 | 293 |
| Fixed assets worth less than 516 euro | 1,482 | -1,482 | | 50 | | | | | | | -50 | | 1,532 | -1,532 | |
| **- Total other tangible fixed assets** | **28,041** | **-14,754** | **13,287** | **350** | | | | | **-9** | **9** | **-570** | **-220** | **28,382** | **-15,315** | **13,067** |
| **Construction in progress and advances** | | | | | | | | | | | | | | | |
| Non-industrial buildings | 545 | | 545 | | | | | | | | | | 545 | | 545 |
| Industrial buildings | 7,720 | | 7,720 | 820 | -7,119 | | | | | | | -6,299 | 1,421 | | 1,421 |
| Production plant | 80,805 | | 80,805 | 13,897 | -2,655 | | | | | | | 11,242 | 92,047 | | 92,047 |
| Transport lines | | | | 40 | | | | | | | | 40 | 40 | | 40 |
| Transformation stations | 284 | | 284 | 215 | -150 | | | | | | | 65 | 349 | | 349 |
| Distribution networks | 5,353 | | 5,353 | 596 | -727 | | | | | | | -131 | 5,222 | | 5,222 |
| Miscellaneous equipment | 35 | | 35 | | | -35 | | | | | | -35 | | | |
| Other tangible fixed assets | | | | 513 | | | | | | | | 513 | 513 | | 513 |
| Advances | 9,441 | | 9,441 | -257 | | | | | | | | -257 | 9,184 | | 9,184 |
| **- Total construction in progress and advances** | **104,183** | | **104,183** | **15,824** | **-10,651** | **-35** | | | | | | **5,138** | **109,321** | | **109,321** |
| **- Total non-transferable assets** | **2,271,938** | **-367,113** | **1,904,825** | **29,217** | | **-35** | **70** | **-8** | **-1,345** | **283** | **-20,013** | **8,169** | **2,299,845** | **-386,851** | **1,912,994** |
| **Transferable assets** | | | | | | | | | | | | | | | |
| Plant and machinery | 320,101 | -47,260 | 272,841 | 49 | 91 | | | | | | -2,184 | -2,044 | 320,241 | -49,444 | 270,797 |
| Transferable assets in construction | 24,557 | | 24,557 | 2,330 | -91 | | | | | | | 2,239 | 26,796 | | 26,796 |
| **- Total transferable assets** | **344,658** | **-47,260** | **297,398** | **2,379** | | | | | | | **-2,184** | **195** | **347,037** | **-49,444** | **297,593** |
| **Grand total** | **2,616,596** | **-414,373** | **2,202,223** | **31,596** | | **-35** | **70** | **-8** | **-1,345** | **283** | **-22,197** | **8,364** | **2,646,882** | **-436,295** | **2,210,587** |

**Attachment 3 - List of Companies included in the consolidated financial statements and of other equity investments**
**(figures are expressed in thousands of euro)**

| Name | Registered office | Currency | Share capital (*) | % held by the Group at 03/31/2005 | Percentage held % | Shareholder | Book value at 03/31/2005 Euro | Valuation method |
|---|---|---|---|---|---|---|---|---|
| **Scope of consolidation** | | | | | | | | |
| Metroweb S.p.A. | Milan | Euro | 20,180 | 100.00% | 100.00% | AEM S.p.A. | | Line-by-line consolidation |
| AEM Elettricità S.p.A. | Milan | Euro | 520,000 | 99.99% | 99.99% | AEM S.p.A. | | Line-by-line consolidation |
| Aem Gas S.p.A. | Milan | Euro | 572,000 | 99.99% | 99.99% | AEM S.p.A. | | Line-by-line consolidation |
| Aem Trasmissione S.p.A. | Milan | Euro | 76,597 | 99.99% | 99.99% | AEM S.p.A. | | Line-by-line consolidation |
| Aem Energia S.p.A. | Milan | Euro | 104 | 99.99% | 99.99% | AEM S.p.A. | | Line-by-line consolidation |
| Aem Service S.r.l. | Milan | Euro | 12,405 | 100.00% | 100.00% | AEM S.p.A. | | Line-by-line consolidation |
| Aem Trading S.r.l. | Milan | Euro | 99 | 100.00% | 100.00% | AEM S.p.A. | | Line-by-line consolidation |
| Serenissima Gas S.p.A. | Milan | Euro | 1,082 | 79.4% (1) | 71.44% | AEM S.p.A. | | Line-by-line consolidation |
| AEM Calore & Servizi S.p.A. | Milan | Euro | 1,800 | 100.00% | 100.00% | AEM S.p.A. | | Line-by-line consolidation |
| Serenissima Energia S.r.l. | Milan | Euro | 100 | 79.4% (2) | 71.44% | AEM S.p.A. | | Line-by-line consolidation |
| Plurigas S.p.A. | Milan | Euro | 800 | 40.00% | 40.00% | AEM S.p.A. | | Proportional consolidation |
| **Companies excluded from consolidation** | | | | | | | | |
| ***Equity investments in subsidiary companies*** | | | | | | | | |
| Delmi S.p.A. | Milan | Euro | 120 | | 100.00% | AEM S.p.A. | 125 | Cost |
| ***Equity investments in associated companies*** | | | | | | | | |
| Mestni Plinovodi d.o.o. | Capodistria (Slovenia) | Euro | 15,944 | | 41.11% | AEM S.p.A. | 6,769 | Equity method |
| Malpensa Energia S.r.l. | Segrate (Milan) | Euro | 5,200 | | 49.00% | AEM S.p.A. | 4,192 | Equity method |
| Società Servizi Valdisotto S.p.A. | Valdisotto (So) | Euro | 5,837 | | 0.4 | AEM S.p.A. | 2,654 | Equity method |
| e-utile S.p.A. | Milan | Euro | 482 | | 49.00% | AEM S.p.A. | 860 | Equity method |
| Zincar S.r.l. | Milan | Euro | 100 | | 49.00% | AEM S.p.A. | 202 | Equity method |
| Alagaz S.p.A. | St Petersburg (Russia) | USD | 24,000 | | 35.00% | AEM S.p.A. | 8 | Cost |
| Aem-Bonatti S.c.a.r.l. (in liquidation) | Milan | Euro | 10 | | 50.00% | AEM S.p.A. | 5 | Cost |
| Utilia S.p.A. (3) | Rimini | Euro | 900 | | 20.00% | Aem Service S.r.l. | 240 | Cost |
| **Total equity investments in associated companies** | | | | | | | **14,930** | |
| ***Equity investments in other companies*** | | | | | | | | |
| Fastweb S.p.A. (formerly e.Biscom S.p.A. (4) | Milan | Euro | 41,325 | | 8.59% | AEM S.p.A. | 217,985 | Cost |
| *Edipower S.p.A.* | Milan | Euro | 1,441,300 | | 16.00% | AEM S.p.A. | 318,769 | Cost |
| Atel Aare - Tessin AG fur Elektrizitat | Olten (CH) | CHF | 303,600,000 | | 5.76% | AEM S.p.A. | 99,199 | Cost |
| A.G.A.M. S.p.A. | Monza | Euro | 46,482 | | 17.49% | AEM S.p.A. | 17,439 | Cost |
| Aem Torino S.p.A. | Turin | Euro | 519,461 | | 1.46% | AEM S.p.A. | 13,435 | Cost (5) |
| ASM S.p.A. | Sondrio | Euro | 5,834 | | 3.99% | AEM S.p.A. | 874 | Cost |
| Consorzio DIX.IT (in liquidation) | Milan | Euro | 5,165 | | 14.28% | AEM S.p.A. | 738 | Cost |
| CESI S.p.A. | Milan | Euro | 8,550 | | 1.87% | AEM S.p.A. | 165 | Cost |
| *Emittenti Titoli S.p.A.* | Milan | Euro | 5,200 | | 1.85% | AEM S.p.A. | 79 | Cost |
| Consorzio Milanosistema | Milan | Euro | 250 | | 10.00% | AEM S.p.A. | 25 | Cost |
| AvioValtellina S.p.A. | Sondrio | Euro | 1,881 | | 0.23% | AEM S.p.A. | 5 | Cost |
| Bluefare Ltd. | London | Lst | 1,000 | | 16.75% | AEM S.p.A. | 2 | Cost |
| Servelfin S.p.A. | Milan | Euro | 3,816 | | 0.52% | Serenissima Gas S.p.A. | 14 | Cost |
| Serenissima Energia S.r.l. | Milan | Euro | 100 | | 10.00% | Serenissima Gas S.p.A. | 24 | Cost |
| CO.GE.R. 2004 S.p.A. (6) | Sant'Antimo (NA) | Euro | 150 | | 5.00% | AEM Calore & Servizi S.p.A. | 2 | Cost |
| Italpower S.p.A. (in liquidation) | Milan | Euro | 100 | | 10.00% | AEM S.p.A. | - | |
| **Total equity investments in other companies** | | | | | | | **668,755** | |

(*) Share capitals are expressed in thousands of euro.
(1) Net of own shares held by Serenissima Gas S.p.A..
(2) AEM S.p.A. owns 71.44% of Serenissima Energia S.r.l. directly and 7.9% indirectly through Serenissima Gas S.p.A.
(3) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through AEM Service S.r.l.
(4) *The figures for share capital and percentage shareholding have been updated taking into account the increase in capital closed on March 31, 2005 and filed with the Register of Companies on April 18, 2005.*
(5) The value attributed to the equity investment was written back to reflect the average price of the shares in the six months before the period-end
(6) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. indirectly through AEM Calore & Servizi S.p.A.

# Analysis of the main sectors of activity

## RESULTS SECTOR BY SECTOR

| (in millions of euro) | 03.31.2005 | 03.31.2004 | Change 1.3 | % 1.3 |
|---|---|---|---|---|
| ***Production*** | | | | |
| Revenues | 44.7 | 42.5 | 2.2 | 5.2% |
| Gross operating income | 29.5 | 29.6 | -0.1 | -0.3% |
| Operating income | 23.7 | 24.8 | -1.1 | -4.4% |
| Gross investments in tangible and intangible fixed assets | 16.3 | 10.8 | 5.5 | 50.9% |
| ***Networks*** | | | | |
| Revenues | 218.8 | 239.4 | -20.6 | -8.6% |
| Gross operating income | 75.3 | 87.0 | -11.7 | -13.4% |
| Operating income | 36.6 | 48.6 | -12.0 | -24.7% |
| Gross investments in tangible and intangible fixed assets | 14.6 | 14.4 | 0.2 | 1.4% |
| ***Market*** | | | | |
| Revenues | 701.6 | 667.1 | 34.5 | 5.2% |
| Gross operating income | 61.6 | 79.9 | -18.3 | -22.9% |
| Operating income | 56.8 | 76.8 | -20.0 | -26.0% |
| Gross investments in tangible and intangible fixed assets | 0.1 | 0.3 | -0.2 | -66.7% |
| ***Services*** | | | | |
| Revenues | 22.2 | 24.9 | -2.7 | -10.8% |
| Gross operating income | -5.2 | -5.8 | 0.6 | -10.3% |
| Operating income | -8.0 | -8.6 | 0.6 | -7.0% |
| Gross investments in tangible and intangible fixed assets | 2.6 | 4.9 | -2.3 | -46.9% |
| ***Adjustments and eliminations*** | | | | |
| Revenues | -370.4 | -446.0 | | |
| Gross operating income | 1.4 | 2.4 | | |
| Operating income | 17.2 | 18.2 | | |
| Gross investments in tangible and intangible fixed assets | -0.3 | -0.4 | | |
| ***Total AEM Group*** | | | | |
| Revenues | 617.0 | 527.9 | 89.1 | 16.9% |
| Gross operating income | 162.6 | 193.2 | -30.6 | -15.8% |
| Operating income | 126.3 | 159.9 | -33.6 | -21.0% |
| Gross investments in tangible and intangible fixed assets | 33.3 | 29.8 | 3.5 | 11.7% |

## ENERGY BALANCE

| | | | | |
|---|---|---|---|---|
| **SOURCES** | | | | |
| (millions of kWh) | | | | |
| Net production | 2,359.9 | 2,693.1 | -333.2 | -12.4% |
| - Thermoelectric, net | 666.7 | 920.7 | -254.0 | -27.6% |
| - Cogeneration | 41.7 | 40.3 | 1.4 | 3.5% |
| - Hydroelectric, net | 422.6 | 410.5 | 12.1 | 2.9% |
| - Production by Edipower S.p.A. plants | 1,228.9 | 1,321.6 | -92.7 | -7.0% |
| Purchase from Sole Buyer | 1,334.9 | - | 1,334.9 | - |
| Purchase on the Stock Exchange | 250.1 | - | 250.1 | - |
| Purchase of power from other producers | 110.4 | 438.0 | -327.6 | -74.8% |
| **Total sources** | **4,055.3** | **3,131.1** | **924.2** | **29.5%** |
| **APPLICATIONS** | | | | |
| (millions of kWh) | | | | |
| Sales to captive customers | 1,242.9 | 1,318.6 | -75.7 | -5.7% |
| Sales on the Stock Exchange | 1,143.7 | - | 1,143.7 | - |
| Sales to eligible end customers and wholesalers | 1,549.7 | 1,718.0 | -168.3 | -9.8% |
| Losses and self-consumption | 119.0 | 94.5 | 24.5 | 25.9% |
| **Total applications** | **4,055.3** | **3,131.1** | **924.2** | **29.5%** |
| **DISTRIBUTION** | | | | |
| Total electricity distributed (millions of kWh) | 1,860.7 | 1,853.0 | 7.7 | 0.4% |
| Total natural gas distributed (millions of cubic metres) | 620.2 | 613.4 | 6.8 | 1.1% |
| **SALE OF NATURAL GAS AND HEAT** | | | | |
| Sale of natural gas (millions of cubic metres) | 527.3 | 538.3 | -11.0 | -2.0% |
| (*) Sale of heat (millions of kWht ) | 204.0 | 180.0 | 24.0 | 13.3% |

*(*) Net of heat sold to customers under heat management contracts.*

# Main sectors of business


AEM SPA
PRODUCTION
NETWORKS
MARKET
SERVICES
Divisione Produzione
AEM Elettricità S.p.A.
AEM Trading S.r.l.
Corporate
AEM Gas S.p.A.
AEM Energia S.p.A.
AEM Service S.r.l.
AEM Trasmissione S.p.A.
AEM Calore & Servizi S.p.A.
Serenissima Gas S.p.A.
Serenissima Energia S.r.l.
Metroweb S.p.A.
Plurigas S.p.A.

## National energy scenario

### Electricity

The demand for electricity in Italy in the first quarter 2005 marked an increase of 0.7% compared with the same quarter in 2004, and amounts to 82 TWh. Load coverage was guaranteed 83.2% by domestic production with the remaining 16.8% being covered by imports.

The demand trend showed a significant increase in January (+1.5%), while growth in February and March was more restrained (+0.5% and +0.4% respectively).

National power generation came 84.1% from thermoelectric sources, 13.5% from hydroelectric sources and 2.4% from geothermal and wind power sources. Compared with the first quarter of last year, wind power production declined by 15.3%, geothermal by 4.3% and thermoelectric production by 1.6%, while hydroelectric output rose by 1.2%. Overall national output declined (-1.3%) compared with an 11.1% increase in the foreign balance.

### Gas

Natural gas consumption in the first quarter of 2005 came to 20.288 billion cubic metres, an increase of 6.5% compared with the same period of 2004 (+1,233 billion cubic metres).

## Electricity generation

The running of the thermoelectric and hydroelectric plants, from a technical point of view, is carried out by the Production Division of AEM S.p.A., the parent company, which owns the power stations. Dispatching, on the other hand, has been delegated to the subsidiary AEM Trading S.r.l. The two companies have signed specific contracts that govern their respective roles and responsibilities from an economic and legal point of view.

**Regulatory and tariff framework**

Resolution 144/04, integrated with resolution 5/05, intervened to modify the tariff rules that govern the transport of gas - resolution 120/01 as regards the fees due by thermoelectric plants - ordering a reduction in capacity fees in the case of:

- start-up of new redelivery points,
- strengthening of the capacity of existing redelivery points which feed electricity generation plants directly connected to the transport network.

As already in 2002 with resolution 19/04, with resolution 11/05, the Authority laid down that the secondary and tertiary reserve for the first half of 2003, for those that made this reserve available to GRTN in a way that was adequate for the safety requirements of the national power system, should be remunerated on the same basis as was established in resolution 67/03, valid from the second half of 2003.
The unit fee to be recognised to the producers who supply the secondary and tertiary reserve is therefore determined, for the entire period of reference, as the ratio between the revenues generated by tariff elements *rf, bf* and *bh*, and the overall production capacity made available to GRTN.
With reference to the first half of 2003, with resolution 10/05 the Authority invited GRTN not to pay Enel Produzione the amounts regarding the reserve service for those plants that on GRTN's request - repeatedly and for significant periods of time - did not inject into the network electricity for the execution of the national differential programme or for the execution of balancing orders.
The resolution also closed - without any prescriptive measures, as already superseded by the regulations and steps taken by AEEG - the formal investigation initiated with resolution 54/04 involving Enel Production S.p.A. as regards the lack of availability of production plants at the time of the planned blackouts on 26 June 2003..
Following the start of this investigation, Enel offered to pay voluntary compensation, an amount of around 50 thousand euro. The Council of State, to which AEEG applied for an opinion on merit, recognised the validity of this voluntary compensation, but confirmed that proceedings could continue to establish if there had been any system failure, but purely for proscriptive or inhibitory purposes (i.e. without applying any sanctions).

Decree 387/2003 was promulgated on December 29, 2003 (Implementation of Directive 2001/77/CE on the promotion of power produced from renewable sources on the domestic electricity market), which provides for an annual increase of 0.35%, from 2004 to 2006, in the quota of renewable power (Green Certificates) that importers or producers from conventional sources have to inject into the national power system during the following year.
This decree also provides for: *(i)* simplification of the authorisation procedures to build plants that will generate power from renewable sources; *(ii)* the inability for the same producer to accumulate the right to obtain Green Certificates as well as the right to energy efficiency certificates; *(iii)* the possibility for those who import energy from EU Member States to apply for exemption from the obligation to buy green certificates for the imported quota produced from renewable sources; *(iv)* withdrawal of the energy produced by renewable plants with installed power of less than 10 MVA and that produced by plants that use non-programmable renewable sources by the manager of the

network to which the plant is connected, on the producer's request, except for that sold to GRTN under "dedicated sale" agreements (with the Authority deciding on the methods and conditions at which this energy is withdrawn, based on market conditions).
After expiry of the sales agreements, the electricity produced by non-renewable sources will also be destined to the market, with the exception of electricity produced by plants with installed power of less than 10 MVA and of the surpluses produced by similar sources.

With reference to this last aspect, para. 41 of Law 239/04 (the "Marzano Law") also provides for the Authority to establish methods for the withdrawal of the energy produced by plants with installed power of less than 10 MVA and of surpluses produced by similar sources.
On October 20, 2004 the Authority started a consultation process to establish the methods of withdrawing electricity, as per Decree 387/03 and para. 41 of Law 239/04, on the "Reform of the Energy Sector". This process ended with the promulgation of resolution 34/05, which:

- described the methods by which producers had to apply to the manager of the network to which their plant is connected to withdraw the power produced, thereby obliging the manager to go ahead with the withdrawal;
- quantifies the fees to be paid by the producer to the network manager subject to the withdrawal obligation for the administrative and management costs incurred.

These fees consist of:

- a fixed element for each plant;
- a variable element that depends on the value of the energy withdrawn.

Certain operators noticed that for large volumes of energy the element that is proportional to the energy withdrawn involves excessive charges compared with the administrative costs of the network managers. The Authority therefore issued resolution 49/05 which established an upper limit of 3,500 euro on the variable element of the annual fee.

Resolution 168/03, which regulates the merit-order dispatching service for the production plants, lays down that GRTN has to submit a set of dispatching rules to the Authority for its approval.
With resolution 253/04, after an initial analysis, the Authority approved this set of rules at the end of last year (thereby taking effect from January 1, 2005), reserving the right to examine the text in greater detail later on.
As a result of these examinations, the Authority made certain changes to the rules which GRTN was asked to adopt with resolution 36/05.
At the same time, this resolution approved an amendment to attachment DS.3 of the dispatching rules, introducing another market zone ("Southern Frontier"), as proposed by GRTN for the purpose of applying the instructions laid down in resolution 223/04 (which adopted instructions for 2005 on the management of congestion on the interconnection network).

Decree 379 of December 19, 2003, which contains instructions regarding the remuneration of electricity production capacities, lays down that the Authority should define a transitional regime, starting on March 1, 2004, for the remuneration of the availability of production capacity to ensure that it is adequate, and that this regime should cease on the introduction of the definitive regime developed by GRTN on the basis of criteria and policy guidelines laid down by the Authority.

This consultation, opened in March 2004, was closed by the Authority with resolution 48/04 (which regulates the merit-order dispatching system of production plants for the initial period of operation of the Electricity Market). In this resolution, the Authority adopted as prescribed the transitional system for remunerating production capacity, which was also adopted in resolution 168/04 (which regulates the merit-order dispatching system of production plants from January 1, 2005).

This system envisages payment of a specific incentive fee to those who make available the resources of their production capacity according to the methods defined by GRTN, made up as follows:

- a first part consisting of a fixed monthly remuneration paid to producers on condition that they effectively comply with the commitment to make resources available on days when consumption exceeds a certain critical level;
- a second part consisting of supplementary remuneration to integrate the revenues made by the individual producer on power exchanges (excluding the dispatching service market) if these revenues, on an annual basis, turn out to be lower than a reference level conventionally set at the amount that the same producer would have made under the administered regime with the same level of output.

With the consultation document dated March 18, 2005, the Authority is proposing to the operators the criteria and conditions to be reported to GRTN to replace the transitional measurements currently in force.

The proposed criteria envisage a variation on the ways of remunerating the availability di production capacity commonly known as capacity obligation (contractualisation, by means of competitive mechanisms, of plants that undertake to make available a level of production capacity needed to cover the peak load, plus an adequate margin of reserve); they also provide for:

- a single entity (GRTN) that contractualises the availability of production capacity for the system, interfacing with the sellers, who may be owners of production plant or users of withdrawal dispatching. In fact, the latter offer a similar service to the reserve capacity by accepting the risk of blackouts;
- the remuneration of production capacity availability depends on the value of the energy on the wholesale market (it is not fixed administratively, as this would involve numerous problems already encountered in other countries);
- the duration of the commitment taken on by the producers selected will typically be longer than in other countries.

Resolution 201/04 integrated the dispatching rules with reference to the admission of users of electricity dispatched by cogeneration production units to "advanced" recognition of dispatching priority right from the first period of operations. This measure also partially amends the conditions for the recognition of a production plant as cogenerating.

By March 31, 2004, EU Member States should have presented to the Commission their National Allocation Plan governing greenhouse gas emission allowances for the initial period of implementation of EU Directive 2003/87/CE on Emissions Trading, which establishes the system for trading greenhouse gas emission rights within the European Community.

The Directive lays down that Member States have to take steps to ensure that from January 1, 2005 onwards no plant can exercise an activity that involves emitting $CO_2$ into the atmosphere unless the operator is authorised to do so by a competent authority. The authorisation will contain an obligation to return rights or quotas for issuing a metric ton of $CO_2$ to the extent that such emissions are effectively released into the atmosphere during each calendar year.

Implementation of the system in each country is formally subject to approval of the National Allocation Plan of emissions (the Commission has expressed a certain perplexity regarding the allocation mechanisms proposed therein). This approval in turn depends on adoption of the EU Directive, which has not yet taken place.

The Government tried to limit the resulting delay by issuing decree law 273/04, containing urgent measures to apply the system, and two ministerial decrees to implement it.

In accordance with these measures, the producers involved have been able to apply for authorisation to issue greenhouse gases.

As regards the AEM Group, applications for authorisation were filed for the Tecnocity, Famagosta (authorised by Decree of 28/12/04) and Cassano plants (authorised by Decree of 31/12/04).

In the meantime, Russia adhered to the Kyoto Protocol, making its application possible even without the consent of the United States.

With Law 83 of April 17, 2003, entitled "Urgent Provisions regarding general charges of the power system" the tax on the hydroelectric yield was eliminated from January 1, 2002. As for the tax paid by AEM S.p.A. in 2001, a decision still has to be taken by the Council of State. Following the abolition of the thermal charge account at the Electricity Sector Equalisation Fund, the Authority established the methods for calculating the surcharge for access and use of the national grid for the power generated by hydroelectric and geothermal plants for the year 2000 and for the period 2001-2006 (with resolutions nos. 231/00 and 232/00, the latter abrogated and at the same time included in resolution 228/01). AEM S.p.A. and other hydroelectric producers impugned these provisions (nos. 231/00 and 232/00) before the Lombardy Regional Administrative Tribunal, which rejected the application for annulment for formal reasons. The Council of State has suspended judgement until it knows how the European Court of Justice (to which the Council of State referred) decides to rule on the compatibility of the tax on hydroelectric yield with the EC law on state aid. The amount that AEM paid into the Electricity Sector Equalisation Fund by way of tax on hydroelectric yield for the year 2001 comes to 47.05 million euro. The definitive amount will be decided following the Authority's definition of the wholesale electricity price on the national market for that year, as laid down in resolution 228/01.

Lastly, it is worth noting the main provisions of Law 239/04, the "Reform of the Energy Sector", approved on July 30, 2004, as far as the production of electricity is concerned:

- owners of new production plants or of plants that have been upgraded have to pay a compensatory contribution to the region where the plants are located, in the event that the plants have a thermal power of at least 300 MW and the plant or the upgrade was authorised after Law 239/04 came into effect; The contribution for new plants amounts to 0.2/MWh for the first seven years of operations; in the case of an upgrade, the contribution, which is only due on the increase in power, is halved and has to be paid for the first three years of operations;
- the right to Green Certificates is recognised for energy produced with hydrogen using fuel cells or cogeneration plants linked to district heating.

## Economic results

The economic results of the Production Division of AEM S.p.A. derive principally from the contractualisation of the generation plants owned by AEM S.p.A. with its subsidiary AEM Trading S.r.l. Under this agreement, the Production Division took on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by AEM Trading S.r.l. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

The contracts that regulate relationships between the parties provide for bonuses and penalties for AEM S.p.A. related to the hours per year of effective availability of the thermoelectric plants and to variances in the power yields from the parameters contractually agreed by the parties. Revenues in the hydroelectric sector, on the other hand, are related to actual output.

The following table summarises production activity at March 31, 2005 compared with the equivalent period in the previous year.

| (million kWh) | 03.31.2005 | 03.31.2004 | change | change % 05/04 |
|---|---|---|---|---|
| **Net production** | **1,089.3** | **1,331.2** | **(241.9)** | **(18.2)** |
| - Thermoelectric | 666.7 | 920.7 | (254.0) | (27.6) |
| - Hydroelectric | 422.6 | 410.5 | 12.1 | 2.9 |

The total net output of electricity at March 31, 2005 came to 1,089.3 million kWh, 18.2% less than in the same period of the previous year. The decrease in output is attributable to the lower quantity of thermoelectric power generated because of extraordinary maintenance works on the Cassano d'Adda power station in January and February.
On the other hand, hydroelectric output increased by 2.9% thanks to our reservoir management strategies.

Key figures are shown below for the Production Division of AEM S.p.A. for the period to March 31, 2005, with comparative figures for the same period in the previous year.

| Production | 03.31.2005 | 03.31.2004 |
|---|---|---|
| Turnover | 44.7 | 42.5 |
| *- of which services to third parties* | *3.7* | *2.5* |
| *- of which services to group companies* | *41.0* | *40.0* |
| *- of which services to holding company* | *0.0* | *0.0* |
| External charges | 11.0 | 8.4 |
| *- from third parties* | *7.1* | *4.8* |
| *- from group companies* | *1.2* | *1.2* |
| *- holding company* | *2.7* | *2.5* |
| Labour cost | 4.2 | 4.5 |
| Gross operating income | 29.5 | 29.6 |

(millions of euro)

Overall, the Production Division of AEM S.p.A. achieved a 2.2 million euro increase in revenues compared with the previous year. The increase in services to third parties is mainly due to higher revenues by ASM Brescia (2.1 million euro) for capital expenditure at the Cassano d'Adda thermoelectric plant in which ASM Brescia has a 25% stake, partly offset by lower revenues from the sale of electricity (-0.9 million euro).
The increase in revenues for services to group companies is due to higher services rendered to AEM Gas S.p.A., 0.3 million euro, AEM Trasmissione S.p.A., 0.2 million euro and AEM Trading S.r.l., 0.4 million euro. The income from contractualisation of the production plants owned by AEM S.p.A. is substantially the same at 39.2 million euro.

Due to higher capital expenditure at the Cassano d'Adda power station on behalf of ASM Brescia, external charges are up by 2.6 million euro.
The reduction in labour costs of 0.3 million euro is mainly due to a decrease in the average workforce (-16 people) compared with the average workforce for the same period last year.
As a result, gross operating income is practically unchanged with respect to first quarter 2004.

Capital expenditure by the Production Division of AEM S.p.A. amounted to 16.3 million euro.
Expenditure on the hydroelectric plants came to 8.4 million euro, mainly for the continuation and completion of excavation work on the main tunnel of the New Viola Canal, consolidation works at the San Giacomo dam, and upgrading the Premadio plant. As regards the thermoelectric plants, investments consisted of 7.9 million euro at the Cassano d'Adda power station, mainly to repower the current 400 MW combined-cycle plant by installing a new 250 MW gas turbine, expected to be completed by the end of 2005, and preparatory work on replacing the current burners of the 400 MW combined-cycle plant with burners that produce lower levels of polluting emissions.

## Networks

The AEM Group operates in the local management of complex network systems (electricity, gas, district heating, urban illumination and traffic lights, and telecommunications). The Group companies involved in this activity are coordinated in such a way as to maximise synergies and minimise environmental impact, while at the same time guaranteeing high quality standards.

As is generally known, the management of energy networks, which is the Group's core business, is subject to tariff regulation by the Italian Authority for Electricity and Gas.

The Group companies that operate in this sector are listed below:

- **AEM Elettricità S.p.A.** owns the high, medium and low voltage electric networks in the municipalities of Milan and Rozzano (MI) through which it offers the distribution and sale of electricity to so-called captive customers and the distribution of electricity to all customers connected to these networks. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities.
  On June 1, 2003, AEM Elettricità S.p.A. bought AEM S.p.A.'s **Public Illumination and Traffic Light Division**, which runs the urban illumination (street lighting and floodlighting), traffic light and videosurveillance networks in the city of Milan and surrounding areas.

- **AEM Trasmissione S.p.A.** owns a high tension grid that links AEM S.p.A.'s power plants with AEM Elettricità S.p.A.'s medium and low tension distribution grid. The high tension lines form part of the national grid which is run by GRTN S.p.A. (Gestore della Rete di Trasmissione Nazionale S.p.A.). AEM Trasmissione S.p.A. guarantees efficient management of its part of the grid in exchange for an annual fee from GRTN S.p.A.

- **AEM Gas S.p.A.** owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.
  AEM Gas S.p.A. is also the owner of the cogeneration plants located in Tecnocity and Famagosta (two districts of Milan), heating plants and the district heating networks connected to them. The cogeneration plants are under contract to AEM Trading S.r.l., which in exchange for an annual fee, has the right to use their production capacity. The use of district heating networks and heating plants is under contract to AEM Calore & Servizi S.p.A., a company operating in the heating and facility management sector.

- **Serenissima Gas S.p.A.** handles the distribution of natural gas in San Donà di Piave and other municipalities in the province of Venice, in Basiliano and other municipalities in the province of Udine, as well as in Barlassina (province of Milan).

- **Metroweb S.p.A.** designs and lays cable ducts and fibre-optic cables and has an infrastructure consisting of an fibre-optic network that links up the whole of the Milan metropolitan area and certain nearby provinces. The company rents out the fibre-optic network to broadband telecommunications operators.

## Regulatory and tariff framework

### Transmission of electricity (AEM Trasmissione S.p.A.)

By the end of 2005, it is expected that AEM Trasmissione S.p.A. will stipulate with GRTN S.p.A. the convention regulating network maintenance and development and network interconnection devices, as foreseen in the decree issued by the Ministry of Trade and Industry of December 22, 2000.
It was agreed with GRTN to sign this convention after the end of the transfer to AEM Trasmissione S.p.A. by AEM Distribuzione Energia Elettrica S.p.A. of portions of the network identified by the decree of the Ministry of Productive Activities of December 23, 2002 to expand the ambit of the National Grid. The deed of transfer will take effect from April 1, 2005.
Resolution 5/04 laid down that for the regulatory period 2004-2007, the Authority for Electricity and Gas established that the fixed element of the annual fee that GRTN S.p.A. has to pay owners of the installations that form part of the national grid to cover their running and maintenance costs, depreciation and remuneration of capital employed has to be calculated on the basis of (a) the fees received by GRTN for the transmission service and (b) the fee that is designed to cover the network manager's running costs.

A decree by the President of the Council of Ministers dated May 11, 2004 laid down the criteria, methods and conditions for the unification of ownership and management of the national grid, to be implemented in accordance with Law 290/03.
By October 31, 2005 the activities, functions, assets, receivables and payables of GRTN S.p.A. will be transferred (at a price) to Terna S.p.A. As a result of this transfer, Terna S.p.A. will take on the title and functions of Network Manager in accordance with art. 3, paras 1 and 2, of Decree 79/99.
The decree also lays down the privatisation of the entity that will result from unification of ownership and management of the national grid, partly with a view to establishing a stable nucleus on the part of one or more shareholders to ensure that the business's characteristics as a public utility are maintained. By July 1, 2007, ENEL's stake in Terna will have to be reduced to not more than 20%.
As regards those parts of the national grid that are currently owned by companies other than Terna S.p.A., the decree states that the Authority should evaluate and even take steps to adopt mechanisms designed to promote complete unification of the network, encouraging a pluralistic shareholder structure.

Resolution 15/05 contains a number of decisions by the Authority in connection with implementation of art. 1 of this DPCM regarding the transfer to Terna of the activities and functions currently handled by GRTN.

### Power distribution and sales of electricity to captive customers (AEM Elettricità S.p.A.)

*Tariff regime*
After the end of the process of consultation, on January 30, 2004 the Authority issued resolution 5/04 which contained a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The tariff system, which is based on the same general principles as the first regulatory period:

- all non-residential end-customers, whether eligible or captive, pay their distributor exactly the same amount for transporting the electricity based on the tariff options proposed by each operator and approved by the Authority. These options are subject to two restrictions,

depending on the type of user: on total revenues earned from customers and on revenues per individual customer. The level of these restrictions will be updated to take account of inflation and the productivity goals laid down by the Authority (according to the price-cap method);
- as in the past, there remains the obligation for captive customers to buy their electricity exclusively from the local distributor, who gets paid the standard price for supplying it.
- there is a special regime for residential customers with an administered tariff, as well as other tariff options offered by distribution companies that may closer to the specific needs of the user.

The new tariff levels are based on "profit sharing" criteria: the higher revenues made by the companies during the last four years thanks to efficiency gains are to be split equally between the companies and consumers. Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.
The rate of return on capital for the distribution network has been set at 6.8% at national level.

The Integrated Text also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

Lastly, the new regulations introduce equalisation mechanisms applicable to:
i. purchase costs of electricity for captive customers;
ii. transmission service costs;
iii. revenues from the sale of electricity to residential customers;
iv. the difference in distribution costs among companies non attributable to them, as estimated by parametric methods.

In order to correct possible distortions related to the use of parametric systems, the measure also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs recognised to the specific operator. AEM Elettricità S.p.A. has applied to participate in the specific company equalisation system and is waiting for the Authority to complete its preliminary investigation, which will decide on the amount of equalisation that is to be recognised.

With resolution 135/04, the Authority:
- to update for 2005 the fees for electricity transmission and distribution services based on the criteria laid down in the Integrated Text attached to resolution 5/04;
- to update for 2005 the amounts required for recognition of service continuity recoveries, in line with the estimate of the incentives that will have to be paid in connection with forecast improvements in service continuity compared with the trend levels set by the Authority;
- to adjust the distribution fee costs recognised on achieving certain energy efficiency objectives.

The basic and special distribution options and the additional options for residential customers presented by AEM Elettricità S.p.A. for 2005 were approved by the Authority with resolutions 212/04 and 233/04.

After a consultation process launched with resolution 195/04, the Authority approved the various hourly bands for 2005 with resolution 235/04. The update compared with the hourly bands defined for 2004 with the Integrated Text attached to resolution 5/04 was made in order to take account of obligatory calendar adjustments, particularly the different disposition of mid-week holidays.

For 2005, the allocation of so-called "CIP 6 energy" was governed by a decree issued by the Minister of Productive Activities on December 24. It is worth mentioning that 40% of this energy was assigned to the Sole Buyer for supplies to captive customers.

The Authority published a document in March 2005 to initiate consultation on the distribution of tariffs and tariff options to residential users, offering them different electricity prices based on two or more hourly bands, and on regulation of guarantees of origin of electricity from renewable sources offered to residential customers.
Offering different prices according to the time of day that low-tension residential customers decide to consume electricity would send a specific signal to end users, encouraging them to rationalise their energy consumption. This would lead to a reduction in the costs that the system has to incur, for example, to build new power stations and/or to expand and reinforce transport and distribution networks in order to cover peak demand.
Given that access to these kinds of tariffs depends on the installation and effective activation of suitable meters that are able to measure consumption by hourly band, which are still fairly rare among residential users, the Authority has proposed introducing disincentives for companies that do not take steps - gradually and, in any case, by the end of 2008 - to equip their residential customers with meters that are compatible with prices based on two or more hourly bands.

With resolution 40/05, the Authority defined the methods of attribution of the costs relating to the transport of energy on the National Grid for the distribution companies connected to it, for the years 2000 and 2001: the fees have been set on a conventional basis at the same level as the tariff elements designed to cover transport costs on the National Grid.
These charges have to be defined as many of the delivery points between the national grid and the distribution networks or between different distribution networks did not at that time have measuring devices that were able to meter energy withdrawals by hourly band, which means that it has been impossible to apply the fee system introduced by resolution 205/99, as it is split by bands.
Lastly, we would point out that the reform of the energy sector (Law 239/04) provided for a number of clauses that affect the distribution of electricity. In particular, companies operating in the fields of electricity and gas which run local public services or networks under concession or assignment are not allowed to carry on any activity, whether directly, through associates or affiliates, in the field of after-meter services - except for the sale of electricity, gas and public illumination - in competition with the users of such public services and networks.
As regards the provision of electricity to the captive market, it has been established in accordance with EC Directive 2003/54/CE that from July 1, 2004 any non-residential end-customer is to be considered an eligible customer, and from July 1, 2007, any end-customer is to be considered an eligible customer. It is also envisaged that supplies to customers who have become eligible, but who have not exercised their right of recession from the previous contract as captive customers, will continue to be guaranteed by the Sole Buyer.

*Regulation of the service*
Following the various consultations performed in the second half of 2003, in January 2004 the Authority issued resolution 4/04 with the new Integrated Text on the technical and commercial quality of power distribution, measurement and sale services.

As regards the regulation of technical quality (i.e. service continuity), particularly as regards the duration of long blackouts that occur without warning, the Authority's objective is to ensure that the various parts of the country converge towards uniform levels of continuity (even if they differ according to the degree of concentration), which will have to be reached within a period of 12 years. The new Integrated Text provides for a system of incentives for operators based on end-customers' "willingness to pay", with bonuses and penalties that are higher where the quality is worse.
Starting in 2006, there will also be regulation of the number of blackouts suffered by larger customers (regulation by means of specific standards), with distributors paying indemnities to customers if they exceed the maximum number of power cuts.
In this regard, we should point out that in December, after consultation, the Authority issued resolution 247/04 which defined *(i)* the mechanisms for the disbursement by distributors of automatic indemnities in favour of customers connected in AT and in MT in cases where the number of blackouts suffered per year exceeds the ceiling established by the Authority; *(ii)* the technical requisites that customers have to comply with to have access to automatic indemnities; *(iii)* the specific tariff fees which from 2007 will have to be paid by those customers that have not upgraded their equipment in line with the technical requirements.

As regards the commercial quality of the power distribution, measurement and sale, the Authority confirms the use of specific and general standards for the principal services and of a mechanism of automatic rebates in the event of violations of specific standards. Monitoring of the quality of the telephone sales service carried out by the Call Center has also been commenced.

With resolution 35/05, the Authority amended and integrated resolution 118/03, which lays down the way of calculating the amount of energy downloaded in each hour at the points of withdrawal that are not treated on an hourly basis ("load profiling"), as well as the criteria for evaluating such energy, also for the economic settlement of the dispatching service, taking into account various matters reported to the Authority by GRTN following the experience gained in the first year of activation of the system, launched on July 1, 2004 as a result of resolution 50/04.
In particular, certain changes were made to the deadlines previously established for the definition of the data communication obligations for the conventional determination of withdrawals by the distribution companies operating under the reference distributors and, in turn, from them to GRTN.

After a period of consultation launched on December 21, 2004, the Authority issued resolution 33/05, subsequently amended and integrated by resolution 47/05, in which it adopted a gradual approach to the application by distributors of economic conditions relating to the supply of electricity on a multi-hour basis, replacing the conditions relating to the supply of electricity on a mono-hour basis, to medium-tension end-customers belonging to the captive market. Suitable meters for measuring the electricity consumed by hourly band are to be installed at the points of withdrawal.
The intention of this measure is to mitigate the impact on such customers of the change in energy supply conditions, which would be unexpected given that the regulator has not imposed obligations or deadlines for the installation by distributors of meters of this kind at points of withdrawal.

Based on the results of the Enquiry under resolution 112/03 and the Report of the Investigatory Commission set up by the Ministry of Productive Activities on the blackout that took place on September 28, 2003, with resolution 152/04 the Authority commenced formal enquiries to ascertain if there was any responsibility in this event on the part of operators belonging to the national power system.

With resolution 39/05 the Authority launched an enquiry into the question of access to the electricity measurement aggregation service, for which GRTN (only for the period 2004 – 2007) makes use of the electricity distributors, in accordance with resolution 168/03, which from 2005 regulates the dispatching service according to the merit order of the power generation plants.
Accordingly, given that irregularities and delays in the service had been reported, the Authority's Electricity Department will carry out an enquiry into this matter, in particular checking compliance with certain instructions contained in resolution 168/03.

After the relevant consultation period, which was initiated in October 2004, the Authority issued resolution 34/05, subsequently amended by resolution 49/05, to regulate the methods and conditions for withdrawal on the producer's request by the manager of the network to which the plant is connected (GRTN, electricity distributor or some other network manager) of electricity produced by plants with power of less than 10 MVA and those with more than 10 MVA, if fed by unprogrammed renewable sources, as per art. 13, 3 and 4, of decree 387/03 and para. 41 of Law 239/04.
Lastly, on March 17, 2005, the Authority issued a document defining the conditions for providing the connection to electricity networks with a nominal tension of more than 1 kV, as per resolution 50/02. In particular, the Authority proposes a scheme for defining connection conditions for power generation plants not included in the field of application of CIP 6/1992. There are also certain guidelines on how resolution 50/02 could be integrated.

**Distribution of natural gas (AEM Gas S.p.A.; Serenissima Gas S.p.A.)**

*Assignment of the gas distribution service:*
With resolution 55/04, based on art. 14.1 of Decree 164/00, the Authority drew up a standard contract which will act as a model for the assignment contracts that municipalities will have to use when awarding their gas distribution service. This contract has been proposed to the Ministry of Productive Activities, which has begun discussions with the associations that represent the distribution companies to discuss these matters.

As regards assignment of the distribution service, Law 239/04 (Reform of the energy sector) approved on July 30 provides for a review of the transitional period at the end of which the concessions outstanding at the time that Decree 164/00 was promulgated will come to an end. It extends to December 31, 2007 the transition period as per art. 15.5 of Decree 164/00, by which the current concessions, not assigned by competitive bidding, have to come to an end. The local authority granting the concession can extend the transition period by another year for reasons of public interest. Art. 15.8 of the same decree was also repealed. This offered the chance to add together with increments of the transition period if more than one of the conditions laid down in art. 15.7 existed.
In November, the Ministry of Productive Activities issued a clarification in this regard, which leads one to believe that the current distributor still has the right to take advantage of one of the conditions for extending the transition period laid down in art. 15.7 of Decree 164/00, providing it happens by January 31, 2006. Moreover, the ban on accumulating increments is valid immediately: those that had already accrued these conditions before Law 239/04 came into effect still have the right to add on the increments at the end of the transition period, which as a result of the extension will expire at the end of 2007 or, in the case of a further extension by the local authority, in 2008.

*Tariff regime*
After a period of consultation, the Authority passed resolution 170/04 which defines the criteria for setting natural gas distribution tariffs in the second regulatory period fixing the rate of return on

capital employed, namely 7.5%, and the rate at which productivity is expected to increase ("price cap"), namely 5%, which is only to be applied to operating costs and depreciation.
In terms of tariff setting, the Authority's objective is to simplify the current system, reducing the number of tariff variables, so as to encourage new operators to enter the market and sell to end-customers.
For thermal year 2004-2005, in particular, identical fees will be applied nation-wide, though they will be adjusted on the basis of a coefficient specifically decided for each area.
This mechanism was then extended by resolution 62/05 to thermal years 2005-2006, 2006-2007 and 2007-2008 as well.
Resolution 170/04 laid down that the restriction on the revenues of each company was to be calculated on the basis of the parameters already approved by the Authority andcurrently applied by the companies. Moreover, as an alternative to the standard approach, individual firms can adopt their own method of determining the restriction so as to obtain suitable recognition of the distribution costs effectively incurred in the event that these are higher than the costs recognised under to the standard approach. On this matter, the Authority distributed a consultation document on January 25, 2005, in order to define how this individual system for calculating the restriction on revenues should be applied.
Resolution 22/05 approved the proposed tariffs for gas distribution as presented by AEM Gas S.p.A. and Serenissima Gas S.p.A. for thermal year 2004- 2005.

The Lombardy TAR issued its sentence 531/05 partially accepting the companies' appeals against resolution 170/04, considering illegitimate:

a) the lack of recognition of the new investments made from 2003 onwards in the tariff restrictions of the second regulatory period;

b) the allocation of a constant value to the rate of recovery of productivity included in the price-cap formula for the annual update of the restrictions.

With resolution 62/05, the Authority therefore initiated proceedings (which will be concluded by May 31, 2005) to modify the provisions of resolution 170/04 and to soften the impact of the contents of letter a), whereas it intends to appeal against the decision regarding letter b).
Until the new measure is issued, to avoid uncertainties, the tariffs laid down in resolution 170/04 will be applied.
The measure also suspends the deadlines for presentation of tariff proposals for 2005-2006.

*Regulation of the service*
With resolution 168/04, the Integrated Text of instructions issued by the Authority for Electricity and Gas in matters of service quality for the distribution, measurement and sale of gas, the Authority has regulated both the technical quality (safety and continuity) and the commercial quality of the various gas services; it has also introduced a new mechanism to control and sanction operators for any lack of compliance with their service obligations and the specific and general levels of quality.
With a document dated December 20, 2004, the Authority began a consultation to define the incentive mechanisms for a gas service with higher safety standards than those imposed by the regulator.

With resolution 40/04, amended with resolution 129/04, the Authority regulated the procedures and methods of checking the safety of residential gas networks.
It is up to the Municipality in charge of the territory to carry out on-site checks.
Distributors, on the other hand, only have to carry out documentary checks: they have to verify that each installation's documentation is in line with current safety regulations, using their own staff or outside professionals.

It is foreseen that this measure will be introduced gradually, starting (i) in October 2004 by checking new installations, (ii) in October 2005 by checking installations that have been modified and reactivated and (iii) in 2006 by checking installations in service.
the costs incurred by the distributors for implementing these regulations will be paid for by fees borne by those asking for activation of the gas supply and by recognising distribution tariffs that will have to be defined by a subsequent provision.
With resolution 43/05 the Authority amended the transitional rules for new user plants, extending the possibility for any distributor that is unable to comply with the instructions that regulate safety testing of new user plants, to take advantage of a simplified check procedure compared with the normal one in order to achieve activation.

With resolution 125/04, the Authority initiated a campaign of technical checks on the quality of the gas supplied to end-customers. These checks, which will be carried out in the period November 1, 2004 – September 30, 2005, will be performed at distribution companies on a test basis and will relate to the degree of odorisation, the effective higher calorific value and the relative pressure of the gas.
In this connection, a check was carried out on the plant run by AEM Gas S.p.A. at Segrate on December 14 with positive results.

After a period of consultation, the Authority issued resolution 138/04 which establishes guarantees for free access to the gas distribution service and rules for the preparation of network codes for this service.
The Authority began discussions with the trade associations that represent the distribution firms to establish a standard network code.Each distributor will then be able to decide whether to adopt the standard code or its own code, prepared on the basis of criteria laid down by the Authority.

Lastly, under Law 239/04 (Reform of the Energy Sector), approved on July 30, companies operating in the fields of electricity and natural gas which run local public services or networks under concession or assignment are not allowed to carry on any activity, whether directly, through associates or affiliates, in the field of after-meter services - except for the sale of electricity, gas and public illumination - in competition with the users of such public services and networks;

**Energy saving (AEM Gas S.p.A.; AEM Elettricità S.p.A.)**

While awaiting implementation of the April 2001 decrees signed by the Minister for Industry, Commerce and Crafts, which contain the quantitative targets for improvement in energy efficiency national-wide for the years 2002 to 2006, on July 20, 2004, the Minister of Productive Activities and the Minister of the Environment issued two new decrees which assign national energy savings objectives for 2005-2009.

Distributors of electricity and natural gas who on 12/31/2001 served at least 100,000 end-customers are required to comply with specific savings objectives, equal to the product of the national objective and the ratio between the energy distributed by the individual operator (communicated to the Authority in accordance with resolution 167/04) and the total energy distributed nation-wide (calculated and communicated each year by the Authority, in 2005 by resolution 213/04), both counted in the year prior to the one just past.

In order to achieve these objectives, distributors will have to develop alternative energy saving projects:

- directly
- through subsidiaries
- through companies operating in the energy services sector (ESCO), at end-customers (their own or of others) in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementing instructions, especially as regards after-meter activities.

Those so obliged will be assigned "Energy Efficiency Certificates" ("White Certificates") showing the tons of oil equivalent (toe) saved thanks to such projects.
Alternatively, distributors will be able to choose to comply with these obligations by buying from third parties, for all or part of their requirement, the certificates issued by GME, in this case attesting the energy savings made by others.
Trading in these certificates will be possible either bilaterally or in a specific marketplace.

These are without prejudice to the resolutions already passed by the Authority to implement the ministerial decrees issued in April 2001, namely:

- ✓ resolution 103/03, with which the Authority laid down its guidelines for the preparation, execution and evaluation of energy saving projects and the criteria and methods for issuing energy efficiency certificates. In particular, the Authority defined the methods for evaluating energy savings, the methods of preparing projects and their minimum size, the criteria of verification of the results and the characteristics of the energy efficiency certificates. Resolution 200/04 made suitable adjustments to reflect recent regulatory developments;
- ✓ resolutions 234/02 and 111/04: with the first of these resolutions, the Authority adopted eight technical schedules (for standard and analytical evaluations) for the quantification of energy savings relating to the interventions mentioned in art. 5.1 of the ministerial decrees; while the second amended these schedules and adopted another nine. The consultation on the proposal for another ten technical schedules for evaluating energy savings was closed on December 15. The results are currently awaited.

With resolution 219/04, just a few days prior to the start-up of the market in white certificates, the Authority decided on the tariff contribution (100 euro per toe saved, for the period 2005-2009) to cover the costs incurred by operators to achieve the savings objectives; it also defined the method of applying for the contribution.

In a communication sent on December 29, the Authority clarified the methods that it will follow in applying the sanctions foreseen in the ministerial decrees of July 2004 to those obliged who are in breach of contract, under its sanctioning power recognised by Law 481/95 in the case of violation of regulatory measures.
The communication explains that the sanctions, which will be "proportional and in any case higher than the amount of the investments needed to compensate the breaches of contract", will be decided in accordance with the general rules on monetary administrative sanctions, as per Law 689 of November 24, 1981.
In particular, it points out that the reference made to the "gravity of the violation" will be applied by choosing a sanction in proportion to the number of toe not saved compared with the specific objective assigned to the distributor, whereas the reference to the "economic conditions of the subject in breach of contract" will be applied by deciding the value of the unit sanction according to the toe not saved, based on market data available as regards the incremental costs involved in the purchase of energy saving products and services.

As required by the Authority's Guidelines and until the system adopts the schedules for the valorisation of energy savings as per the consultation document issued in December 2004 (which included a schedule relating to the evaluation of the savings achieved by means of cogeneration and district heating inventions), the AEM Group's electricity and gas distribution companies presented before the end of March proposals for the design and measurement of the projects (subject to valuation on an actual basis) carried out during the period 2001-2004. They are currently awaiting a response from the Authority.
The parent company also applied for certification as an ESCO (Energy Service Company).

## Economic results

The following table summarises the main results for the year to March 31, 2005 of the companies operating in sectors related to Network Management. These results are compared with those of the same period of the previous year.

| **Networks** | **03.31.2005** | **03.31.2004** |
|---|---|---|
| Turnover | 218.8 | 239.4 |
| *- of which sales to third parties* | *167.2* | *176.4* |
| *- of which sales to group companies* | *51.6* | *63.0* |
| External charges | 129.9 | 139.1 |
| *- from third parties* | *115.2* | *25.2* |
| *- from group companies* | *14.6* | *113.9* |
| Labour cost | 13.6 | 13.3 |
| Gross operating income | 75.3 | 87.0 |

(millions of euro)

***Power distribution***
During the first quarter of 2005 AEM Elettricità S.p.A produced a turnover amounting to 144.5 million euro, showing a decrease of 7.9 million euro (-5.2%) compared with the same period of last year. The reason for this decrease was mainly lower unit revenues following the change in the "hourly bands", as resolved by the Authority for Electricity and Gas and applicable from April 1, 2004, which eliminated the F1 band during the first three months of the year. There has also been a reduction in the revenues admitted for the distribution activity as a result of updating the fees for electricity transmission and distribution services (AEEG resolution 135/04). External charges have been reduced by 5.2 million euro mainly thanks to lower costs for the purchase of electricity. As a result of these movements, gross operating income fell by 3.7 million euro, going from 27.0 million euro at March 31, 2004 to 23.3 million euro at March 31, 2005.
The quantities sold to the captive market amounted to 1,243 million kWh, less than in the same period of the previous year (1,319 million kWh). On the other hand, the volumes of power dispatched to the free market grew by 84 million kWh (+15.7%).

| *(million kWh)* | **03.31.2005** | **03.31.2004** | ***% Change*** |
|---|---|---|---|
| **Electricity distributed** | **1,861** | **1,853** | *0.4%* |
| - Free market | 618 | 534 | *15.7%* |
| - Captive market | 1,243 | 1,319 | *-5.7%* |

In total, at March 31, 2005, there were around 859,000 customers connected to the network (853,000 at March 31 2004).

Capital expenditure during the period amounted to 6.1 million euro (6.4 million euro at March 31, 2004) and principally regarded expansion of the medium and low tension network, maintenance of primary plants, upgrading internal systems, improvements and conservation work on buildings and adjustments to secondary stations.

***Power transport***
During the first quarter of 2005 AEM Trasmissione S.p.A. reported a turnover amounting to 3.9 million euro, an increase of 1.0 million euro compared with the same period last year, of which 3.3 million euro due to the fee paid by G.R.T.N. S.p.A. for the use of high-tension lines owned by the company (+0.5 million euro compared with the same period of last year) and 0.6 million euro related to services to third parties.
Gross operating income came to 2.4 million euro, a rise of 8.1% with respect to the same period last year.

Capital expenditure during the period amounted to 0.2 million euro (0.1 million euro at March 31 2004) for conservation work on the high tension lines and conservation work on high tension cabins.

***Gas distribution***
During the first quarter of 2005 AEM Gas S.p.A. and Serenissima Gas S.p.A. had a turnover of 55.8 million euro, a decrease of 8.2 million euro (-12.8%) compared with the same period last year. The main reasons for this decrease was the introduction of new distribution tariffs for the second regulatory period. A significant portion of these revenues (46.9 million euro) refers to intercompany services (natural gas distribution for AEM Energia S.p.A and Serenissima Energia S.r.l.). As a result of these movements, gross operating income fell by 8.0 million euro, going from 50.4 million euro at March 31, 2004 to 42.4 million euro at March 31, 2005. The total volume of gas transported during first quarter 2005 rose by 1.1% compared with first quarter 2004.

| (million $m^3$) | **03.31.2005** | **03.31.2004** | **% Change** |
|---|---|---|---|
| **Gas transported** | **620.2** | **613.4** | **1.1** |
| - Gas trans. to Group cos. | 525.1 | 552.2 | (4.9) |
| - Gas transported to third parties | 95.1 | 61.2 | 55.3 |

Capital expenditure during the period under review amounted to 6.8 million euro (5.4 million euro in the first quarter of 2004) and was mainly for the replacement and expansion of medium and low pressure pipes, fitting risers and setting and replacing measuring devices, as well as the construction of new network cabins. Work on expanding the district heating network has also continued.

### *Public illumination*

In first quarter 2005 the Urban Illumination and Traffic Lights Division of AEM Elettricità S.p.A. made revenues of 7.1 million euro (8.6 million euro at March 31, 2004). Gross operating income came to 0.9 million euro (0.8 million euro at March 31, 2004).

### *Telecommunications*

During the first quarter of 2005 Metroweb S.p.A. reported a turnover amounting to 9.6 million euro with a decrease of 1.9 million euro (-16.2%) compared with the same period of last year. Gross operating income came to 6.3 million euro (-2.6%).
This contraction in turnover depends on a natural reduction in revenues from connecting buildings (-2.2 million euro), only partly offset by higher income from the rent of fibre-optic cable and other activities.
The slight drop in gross operating income reflects a series of plus and minus movements; above all, the fall in margin on the building connection activity is offset by the margin on the rent of fibre-optic cable and other activities.

The cable duct infrastructure in the Milan area that it has been building to host fibre-optic cables now extends for a total of 2,250 kilometres, while the long-distance links now available stretch for around 980 kilometres. The total extent of the fibre-optic network comes to around 5,350 kilometres, the equivalent of 254,000 kilometres of fibre. This network includes 2,330 kilometres of urban backbone and connections to business premises, 2,350 kilometres of residential cabling and 670 kilometres of long-distance trunk lines.

Capital expenditure during the period came to 1.5 million euro and was mainly for the laying of network infrastructure and fibre-optic cables (2.5 million euro in the first quarter of 2004).

## Market

The AEM Group sells electricity, gas and heat (through district heating networks or plant management services). The following are the Group companies that carry on trading activities in the general customer market or which operate in the wholesale markets.

- **AEM Trading S.r.l.** is involved in portfolio management for the entire AEM Group, operating on the wholesale electricity markets. The company has contracts for use of the production capacity installed at the power plants of AEM S.p.A. and Edipower S.p.A., as well as that of the cogeneration plants of AEM Gas S.p.A. It operates directly on the markets organised by Gestore del Market S.p.A. (IPEX) and trades in electricity through bilateral contracts with other operators. *As part of its portfolio management activity*, AEM Trading S.r.l. is also responsible for meeting AEM Energia's electricity and natural gas requirements.

- **AEM Energia S.p.A.** is responsible for the sale of electricity to eligible end-customers and for the sale of natural gas to all end-customers (except for those supplied directly by Serenissima Energia S.r.l.).

- **AEM Calore & Servizi S.p.A.** is involved in selling heat through district heating networks, in heat management services and, more generally, in facility management.

- **Serenissima Energia S.r.l.** operates in the sale of natural gas to customers connected to the network belonging to Serenissima Gas S.p.A.

- **Plurigas S.p.A.** operates in the wholesale market for natural gas, negotiating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., Amga S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

## Regulatory and tariff framework

### Trading of electricity (AEM Trading S.r.l.)

With resolution 223/04 and 224/04 the Authority laid down the rules for the allocation of import capacity and for the resolution of congestion on the interconnection networks with neighbouring countries for the year 2005, taking into account the decree issued by the Minister of Productive Activities on December 17, 2004.

The allocation of import capacity for 2005 took place by means of the implicit auction method. However, because of the Italian Power Exchange's zonal mechanism, the price differentials between the various zones in Italy and abroad would have given rise to a split in the market, leading to the application of bilateral contracts of the so-called "transport capacity fee" (thereby annulling the advantage of importing less expensive energy). The Authority has therefore introduced ways of hedging the risk of fluctuations in this fee, the so-called CCCIs, which are allocated free of charge on a pro-quota basis to those who apply for import capacity.

As regards the French border in particular, RTE has resolved the problems of congestion with Italy by means of a separate explicit auction which is held monthly for the allocation of export capacity from France to Italy. This makes it possible for the French network manager to extract revenue, given the price differential between France and Italy.

The importation rules for 2005 are the result of the consultations that the Authority launched in August with regard to:

- the scheme for the application of EC Regulation 1228/2003 for cross-border trade (consultation begun on August 6, 2004);
- the definition of hedging mechanisms for the risk associated with price differentials between zones.

During the month of March, the Authority initiated another consultation regarding the application of EC Regulation 1228/2003 for the year 2005 and subsequent years, in order to provide an overall picture of current developments in cross-border electricity trading in light of the Regulation's instructions, and to gather comments, observations and suggestions that might help the process of integration of the domestic electricity market.

The consultation document includes:

a) considerations on the main aspects of the scheme implemented in Italy for the management of congestion on the interconnection network;

b) recognition of the methods used by the network managers of other countries for the management congestion on electricity frontiers with Italy, highlighting certain critical aspects.

With resolution 251/04, the Authority approved the general model for the calculation of the total transport capacity on the northern interconnection network as prepared by GRTN in accordance with art. 5.2 of EC Regulation 1228/2003.

GRTN's document also envisages draft set of rules on safety, operations and functional programming of the northern interconnection network.

The allocation of CIP 6 energy for 2005 was regulated by the Decree issued by the Minister of Productive Activities on December 24. Talking of which, it is worth mentioning that 40% of this energy was assigned to the Sole Buyer for supplies to captive customers, while the other 60% was assigned to eligible free market customers. As in 2004, the method of allocation used in 2005 was pro-quota based on the participants' requests, taking account of their average power level: the same allocation price was applied to everyone, namely 50 euro/MWh. The sale contract to be signed with GRTN is of a financial nature: it regulates the differences between the price strike (50 euro/MWh) and the purchase price on the Power Exchange (i.e. the PUN or single nationwide price). The assignees of CIP 6 energy - users of withdrawal dispatching - are at the same time obliged to procure this energy physically on the Day-Ahead Market.

For the period April 1 – December 31, 2004 the merit-order dispatching system was regulated by resolution 48/04 which, considering the non-active participation in the Power Exchange on the demand side, maintained the trading contract and defined particular rules for GRTN's participation in the individual markets.

These rules are an exception to how the market is expected to operate once the system is up and running, being regulated from January 1, 2005 by the provisions of resolution 237/04 (which modified and integrated resolution 168/03).

With resolution 283/04, the Authority approved Version 3.0 of the Rules for Merit-Order Dispatching which took effect on January 1, 2005, amended after consultation with operators in view of the start-up of Phase 3 of Sistema Italia 2004.

On April 1, 2004 the Italian Electricity Market (or "Power Exchange") became definitively operative, pursuant to article 5 of Decree 79 of March 16, 1999. For the period up until December 31 2004, active participation is only expected on the part of producers with units of more than 10

MVA (so-called "significant production units"), given that the only entity authorised to operate on the demand side is GRTN, which makes purchase offers on behalf of Acquirente Unico S.p.A. (the "Sole Buyer"), the entity that guarantees supplies to captive-market customers.
In view of Phase 3, which foresees active participation on the demand side, progressive tests were started up in July 2004 to help market operators develop bidding, measurement and settlement systems:

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. (“GME”), is a non-obligatory market: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.
The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of GRTN).
From an operating point of view, by 9.00 a.m., the head of a significant production unit that has decided to sell its energy through the Power Exchange takes part in the market sessions, which involve sending hourly bids via internet to GME with an indication of the price and quantities that the operator intends to produce the following day. Nonetheless, if a significant unit has signed a physical bilateral contract, it still has to send GRTN (through GRTN's specific "bilaterals platform") its injection programme for the following day.
After the closing of the day-ahead market, GME analyses the hourly quantity/price bids received and decides the merit order of the plants called upon to produce energy to satisfy demand for the following day, net of the part already covered by bilateral contracts, which are treated as "transit or priority dispatching".
The price that is generated is unique for each hour throughout the 24 hours of the following day, but in the event of congestion, the market can be split into zones with different selling prices. Producers that sell electricity to GME get paid the price for the market zone where its production unit is located; consumers, on the other hand, pay a single nationwide price, which is equal to the average of all of the zone prices, weighted on the basis of consumption.
At the end of each day - or rather, once the sessions of the adjustment and dispatching service markets have closed - a so-called "cumulative market programme" for the next day is prepared and sent to GRTN. Non-compliance with this programme in "real time" (on delivery day) on the part of the plant head entails having to pay so-called "out-of-balance charges" to GRTN.

On December 24, 2004, the Minister of Productive Activities signed a policy statement that was sent to GRTN, GME and the Sole Buyer, with a copy to the Authority, regarding active participation in Sistema Italia 2004 on the demand side. This provided for a three-month transition period, starting on January 1, 2005, to permit those operators that had not already done so to equip themselves with the IT tools needed to participate in the market and to ease the impact of the costs deriving from variances between planned withdrawals and actual consumption (out-of-balance) By March 31, it is foreseen that GRTN, GME and the Authority will develop a system of integrated management of financial guarantees for operators (currently resolved by presenting bank guarantees).

With a letter dated April 1, 2005, addressed to GRTN, AU, GME and the Authority, the Ministry of Productive Activities unexpectedly postponed the start date of the demand regime on the Power Exchange to June 30, justifying this move by mentioning errors made by the smaller operators and certain factors of a technical nature.

The Ministry's letter also delegated to the Authority definition of the out-of-balance charges to be borne by operators actively taking part in Sistema Italia 2004 on the demand side also for the period April 1 - June 30, 2005, laying down that such charges should in any case not be less than the amount already decided for the month of March 2005.

With resolution 64/05, the Authority therefore again modified and integrated resolution 168/03 to this end and to permit the dispatching of electricity input into the network by the production units that benefit from the obligation to withdraw for the network managers to which they are connected, pursuant to art. 13.3-4 of decree 387/2003 and art. 1.41 of Law 239/04 following issuance of the measures that regulate the methods of withdrawing this energy.

During the period January 10-14, 2005, anomalies arose in the prices posted by the day-after market (a considerable increase in electricity prices in all zones and, as a result, in the single nationwide purchase price) which could derive from the exercise of market leverage on the part of operators that produce electricity which enjoy a dominant position in the offer at zone or national level, or from conduct on the part of operators designed to reduce the quantities of electricity offered on the Power Market so as to push up the prices formed by the bidding system.

With resolution 3/05, the Authority opened an enquiry to assess:

1. how prices in the day-after and adjustment markets were formed on the days from January 10 to January 14, 2005;
2. the impact on these prices of the various bidding strategies adopted by operators who also generate electricity for the offer system..

Following an examination of the elements that emerged from this enquiry and the two previous ones, launched with resolution 102/04 (to analyse trends in bidding for the resources needed for the dispatching service during the months of May and June 2004, in order to evaluate any distortions in the dispatching service market and, if necessary, to formulate preventive regulatory measures to limit them and to maintain the cost of this service at much the same levels as those of administered regimes, based on the remuneration of resources on the basis of recognised costs) and resolution 84/04 (to examine the trend in prices on June 7, 8, 9 and 10), with resolution 50/05 the Authority's intention was to bring into line with the current needs of the market the measures adopted with resolution 21/04 during the start-up phase of merit-order dispatching in order to monitor the wholesale electricity market and the dispatching service market, for the promotion of competition and protection of the interests of users and consumers.

The measure contains new instructions for the exercise by GME and GRTN of the activity that involves the gathering, organisation, processing and analytical description of data on the energy market for the calculation of various indices (relative price; hours of coverage; minimum hourly quantity; margins), which allow the Authority to carry on this activity effectively.

As regards procurement of the captive market and hedging the related price risk, on March 12, 2004 the Authority introduced the procedures for the adjudication of bilateral physical contracts for the supply of electricity for the captive market and on March 18 the procedures for the adjudication of differential contracts for 2004. AEM Trading S.r.l. took part in the tender for the 300 MW base load bilaterals applicable from April 1 to December 31, 2004 and was the assignee of differential contracts. The contractual standard made available to the Sole Buyer included the possibility for either Party to recede from the contract with 3 months' notice and at no cost.

On May 7, AEM Trading S.r.l. exercised its right of recession from August 7, 2004, having decided to sell its production elsewhere.

However, the Sole Buyer considered the recession clause null and void. On July 27, 2004 it filed an application for arbitration and its immediate appointment of an arbitrator with the Chamber of

National and International Arbitration of Milan, initiating arbitration proceedings as foreseen by art. 19 of the contract with AEM Trading S.r.l..
The arbitration is still in progress and will presumably be concluded by August this year.

On November 25, 2004 the Sole Buyer launched an initial selection of counterparties for the stipulation of differential contracts (i.e. price hedging contracts) for 2005. This ended without any assignment being made as the bids did not permit the hedge cover required. After making some changes to the contractual variables and to the assignment procedures, the Sole Buyer then launched two more auctions, at the end of which AEM Trading S.r.l. emerged as the provider of these contracts.
Note that the differential contracts for 2005 are exclusively financial, being a type of insurance against the risk of high energy prices. In fact, with these contracts, in exchange for the payment of an insurance premium, the Sole Buyer obtains from the producers guaranteed receipt of the difference between the market price and a certain strike price.

Art. 1, 71, of Law 239/2004 (*Reform of the Energy Sector and mandate to the Government for the reorganisation of the rules on energy matters*) introduces the right to Green Certificates also for *electricity produced by cogeneration plants linked to district heating, only to the extent of the thermal energy effectively used for district heating.* This regulation does not clarify certain important points needed for it to be implemented, such as the type of district heating in question and the method of identifying the portion of thermal energy that attracts the benefit.

On June 25, 2004 the Ministry of Productive Activities issued a decree that approved an emergency procedure to cope with the lack of coverage of the natural gas requirement in the event of bad weather conditions. It establishes dispatching rules to be followed when there is limited availability of natural gas due to some climatic emergency, identifying those responsible for implementing them.

The procedure was based on a proposal by the Emergency Technical *Committee* which monitors Italy's natural gas system in accordance with the decree of the Minister of Productive Activities issued on September 26, 2001. It will also be applied in emergencies not caused by the weather until such time that more specific measures are introduced.

Because of the exceptional cold spell that hit the country, which led to an increase in consumption, especially in the civil sector, estimated at around 10-12% compared with the yearly average, the Technical Committee for emergencies and monitoring of the gas system activated the procedure at the end of February.

On Monday, February 28, the system went into the "Alfa alarm" stage and it was only fifteen days later that, thanks to an improvement in the weather conditions, the Ministry of Productive Activities, with the consent of the Technical Committee, declared the emergency over.

On February 9, 2005, the Competition and Market (or "Anti-Trust") Authority and the Authority for Electricity and Gas closed their joint enquiry into the state of the process of deregulation of the electricity sector.
As far as the national supply of electricity is concerned, the results of the enquiry indicated that the selling off of Gencos was still not sufficient to create effective competitors for the dominant operator. There are therefore pressures limiting the growth in competition both in the wholesale electricity market (which could be subdivided into four zones) and in the market for dispatching services.
However, the introduction of market mechanisms such as the Power Exchange should foster a more competitive structure and a reduction in prices in the medium term. The two Authorities also suggest implementing certain measures to encourage more competition in the market, both as

regards the structure of the energy supply, and as regards the functioning of the market and the structure of demand.

**Sales of electricity to eligible customers (AEM Energia S.p.A.)**

Decree 379 of December 19, 2003, which contains instructions regarding the remuneration of electricity production capacities, lays down that the Authority should define a transitional regime, starting on March 1, 2004, for the remuneration of the availability of production capacity to ensure that it is adequate, and that this regime should cease on the introduction of the definitive regime developed by GRTN on the basis of criteria and policy guidelines laid down by the Authority.

This consultation, opened in March 2004, was closed by the Authority with resolution 48/04 (which regulates the merit-order dispatching system of production plants for the initial period of operation of the Electricity Market). In this resolution, the Authority adopted as prescribed the transitional system for remunerating production capacity, which was also adopted in resolution 168/03 (which regulates the merit-order dispatching system of production plants from January 1, 2005).
With the consultation document dated March 18, 2005, the Authority is proposing to the operators the criteria and conditions to be reported to GRTN to replace the transitional measurements currently in force.
The proposed criteria envisage a variation on the ways of remunerating the availability di production capacity commonly known as *capacity obligation* (contractualisation, by means of competitive mechanisms, of plants that undertake to make available a level of production capacity needed to cover the peak load, plus an adequate margin of reserve); they also provide for:
- a single entity (GRTN) that contractualises the availability of production capacity for the system, interfacing with the sellers, who may be owners of production plant or users of withdrawal dispatching (sellers). In fact, the latter offer a similar service to the reserve capacity by accepting the risk of blackouts;
- the remuneration of production capacity availability depends on the value of the energy on the wholesale market (it is not fixed administratively, as this would involve numerous problems already encountered in other countries):
- the duration of the commitment taken on by the producers selected will typically be longer than in other countries.

Law 239/04, the reform of the energy sector which was approved on July 30, has therefore introduced EC Directive 2003/54/CE into Italian law, with the result that from July 1, 2004 any non-residential end-customer is now an eligible customer and from July 1, 2007, any end-customer will be an eligible customer.

**Trading of natural gas (Plurigas S.p.A.; AEM Trading S.r.l.)**

In application of resolution 120/01, with resolution 113/04 and 114/04, the Authority approved the fee tariff proposals for thermal year 2004-2005 relating to the fees for:
- the transport and dispatching of natural gas;
- the use of LNG terminals.

With resolution 184/04, the Authority approved the rules contained in the "Conditions for access to the regasification service for thermal year 2004-2005" prepared by GNL Italia S.p.A. (hereafter GNL Italia), subject to the introduction of certain changes of a substantial nature.

At the end of the consultation period launched with document of June 24, 2004, with resolution 6/05 the Authority laid down that for delivery points where users take a commitment to make withdrawals prevalently during periods of lower market demand (the off-peak period, defined as the

period of the year between May 1 and October 31) and the users maintain this commitment, the transport company has to award them a 30% reduction in the regional capacity fee.

With resolution 41/05, adopted at the end of the consultation period launched with the document dated December 27, 2004, the Authority modified the rules governing the balancing fees of the gas system as mentioned in resolution 137/02, with particular reference to the variance fees, in proportion to the difference between the capacity used and the daily capacity granted, for each user (of the transport network) and for each delivery or redelivery point.
In particular, it is recognised that there is an exemption from the calculation of variance fees for those who supply natural gas for the substitute service by means of gas bottle trucks (the users of the transport network) only in cases of intervention on the transport and distribution networks due to an emergency and/or requirements of the related systems.

Law 239/40, the reform of the energy sector approved on July 30, foresees the companies that invest in the construction or upgrading (ID 2057 0 1) of interconnection infrastructures between the national gas transport networks of EU countries and the Italian transport network, (ii) gas importation infrastructures, (iii) new regasification terminals or (iv) new subterranean gasometers should have the right to ask for an exemption from the rules that give access to third parties for a portion equal to at least 80% of the new capacity and for at least 20 years. The residual portion of the new capacity will be allocated according to procedures defined by the Authority.

With resolution 90/04, the Authority closed the enquiry carried out together with the Anti-Trust Authority to verify the state of the process of deregulation of the natural gas sector. The results of this enquiry underline the insufficient level of competition and high prices which characterise the Italian market, despite the fact that pro-competition legislation is already in place. This situation is mainly due to the existence of a dominant supply position and control by the dominant operator over the international transport infrastructures.
In the segment of sales to end-customers, the two Authorities highlight the process of concentration between operators which, if it continues, will help create autonomous suppliers and hence an increase in competitive pressures.
Lastly, the report lists the measures considered necessary to foster competition in the gas market.

On October 7, the Competition and Market (or "Anti-Trust") Authority closed its investigation on Blugas – Snam. This investigation was opened on March 18, 2004 following ENI's failure to take suitable measures to remove the entry barriers for other competitors, as requested by the Anti-Trust Authority as a result of ENI's condemnation for abuse of its dominant position in the gas market in November 2002. In April ENI proposed to sell, from October 1, 2004, 2.3 billion cubic metres of gas per year, for a period of 4 years, to a variety of operators at a price index-linked to the Qe parameter defined by the Authority for Electricity and Gas. The gas would be apportioned at the Tarvisio point of entry by means of a pro-quota allocation system. The Anti-Trust Authority was of the opinion that this undertaking was adequate as it would have allowed a variety of operators to acquire volumes of gas at costs similar to those procured independently on international markets (a so-called *"gas release"*).
However, on October 7, 2004, the Anti-Trust Authority decided that ENI's behaviour following the initial finding of abuse of its dominant position in 2002 was ambiguous and dilatory, fining it € 4,500,000.

**Sales of gas to end-customers (AEM Energia S.p.A.)**

*Tariff regime*
The Authority issued resolution 207/02 following the decree 31 of the President of the Council of Ministers dated October 31, 2002, which delegates to the Authority the task of "defining, calculating and updating electricity and gas tariffs, both before and after the opening up of the market to eligible customers, so as to permit an orderly and gradual transfer to a deregulated market by end-users who find themselves in the condition of being a captive customer".

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority.

In December 2003 the Authority issued resolution 138/03 (partly amended by resolution 27/04) which defined the economic conditions that gas companies are required to offer from January 1, 2004, alongside their own conditions, to consumers who have not yet accepted alternative offers. The final price offered is made up of the following components: distribution, transport and stocking, a variable fee for wholesale sales and a variable fee for retail sales.
There will also be a compensation system to ensure that the effects of applying the new economic conditions in areas with low average annual consumption will have a gradual impact over time.
When defining the sale conditions, the Authority intended to transfer to consumers part of the efficiency gains achieved between 2001 and 2003 and 50% of the average reductions recorded by the sales activity on the wholesale market from 2002 onwards.
The Authority reserves the right to verify the level of competition within the market by July 31, 2005, with a view to revoking or modifying the obligation for sellers to offer the economic conditions defined in this provision.

Resolution 44/04 defined, for the period from April 1, 2004 – March 31, 2005, the value of the stocking tariff element in theeconomic conditions for the supply of natural gas foreseen in no resolution no. 138/03. As regards the supply conditions as per resolution 138/03 for the period October 1, 2004 - September 30, 2005, resolution 154/04 defined the average fee for transport capacity on the national network for allocations at the points of entry to the national gas pipeline network.

Lastly, after a brief consultation and a request for information from the gas importers (a request that the TAR has granted a partial suspension order), the Authority issued resolution 248/04 with which it changed method for the quarterly update of the raw material component of the gas supply conditions, in accordance with resolution 195/02, and revised the variable price for wholesale trading, as per resolution 138/04.
As regards the method for updating the raw material component: *(ID 2057 0 1)* a so-called "safeguard clause" has been introduced, under which changes in this component are reduced by 75% in the event that international fuel prices fall outside of an interval defined by the Authority; *(ii)* the weightings used in the basket of fuels used for reference purposes have been changed. These amendments took effect from January 1, 2005. The operators appealed against these changes to the Lombardy TAR, which agreed to their request for the measure to be suspended.
At the same time, the Authority also foresaw a reduction in the variable price for wholesale trading; the reduction will become effective from October 1 2005.

*Regulation of the service*
Following a period of consultation that started in 2003, the Authority then published resolution 126/04, with which it approved the commercial code of conduct that operators selling natural gas to customers consuming up to 200,000 m3 per year will have to adhere to.
The Code imposes obligations regarding the transparency and completeness of information in drawing up contracts and commercial proposals, with particular regard to the communication of economic conditions so that customers are able to compare the various offers; rules of conduct are also foreseen for sales personnel. Any seller that does not comply with certain contractual clauses is required to pay automatic indemnities to its customers.

With resolution 37/05, the Authority initiated *the process for the creation of measures concerning the determination of modulation obligations, in accordance with art. 18.2 of Decree 164/00.*
This article lays down that those involved in sales activities have to offer customers who found themselves in the condition of being an ineligible customer at December 31, 2002 "the availability of a seasonal and seasonal/daily peak-time modulation service that is adequate for the demand of a year with an extremely cold winter as happens every 20 years or so" (i.e. stocks have to be adequate to meet the demand for gas at seasonal and daily peak times, evaluated on a statistical basis over a period of 20 years) and, at para. 2, that the Authority "determines the modulation obligations for the seasonal peak period of the subsequent year for each municipality according to its climate" (the requirement changes from place to place according to its geographical location and climate).

Law 239/04, which reforms the energy sector and which was approved on July 30, foresees, in terms of suppliers of last resort, that the Authority identify firms that would undertake to supply gas to civil end-customers with annual consumption of not more than 200,000 m3, who are without a supplier or who reside in areas where a competitive market has not yet been developed.

**Economic results**

Key figures are shown below for the companies in the Market sector at March 31, 2005, with comparative figures for the same period of the previous year.

| Market | 03.31.2005 | 03.31.2004 |
|---|---|---|
| Turnover | 701.6 | 667.1 |
| *- of which sales to third parties* | *497.3* | *388.5* |
| *- of which sales to group companies* | *204.3* | *278.6* |
| External charges | 634.8 | 582.0 |
| *- from third parties* | *394.9* | *349.6* |
| *- from group companies* | *239.9* | *232.4* |
| Labour cost | 5.2 | 5.2 |
| Gross operating income | 61.6 | 79.9 |

(millions of euro)

*Electricity sector*

During the first quarter of 2005, AEM Trading S.r.l. had a turnover in the electricity sector of 207.9 million euro, including 27.3 million euro of intercompany sales, a decrease of 10.6 million euro (-4.8%) compared with the same period of last year. This reduction can be attributed to:

- a decline in the volume of electricity sold (-387 million kWh), which despite average sales revenues 10.3% higher than in first quarter 2004, entailed lower revenues of around 4 million euro. The contraction in sales is the result of a reduction in the amount of electricity available for sale, partly because of the unplanned downtimes at the Edipower and Cassano thermoelectric plants during the quarter, and partly because of a greater modulation of output depending on market pricing trends;
- comparison with first quarter 2004 which benefited from out-of-period income of 4 million euro;
- the effect of mismatches with the production programmes of the Edipower plants whose net balance of 2.6 million euro was booked as a adjustment to the revenues from the sale of electricity on the IPEX.

The main market destinations of the electricity available for sale in first quarter 2005 were as follows:

- the Italian Power Exchange (IPEX), operative from April 1, 2004, whose withdrawals amounted to 1,143.7 million kWh;
- eligible wholesale customers, for 1,097.5 million kWh (+577.7%).
- AEM Energia S.p.A. to which 479.2 million kWh (+4%) were sold.

Please note that, in the first quarter 2004, AEM Trading S.r.l. sold 1,387.8 million kWh to cover captive market demand of AEM Elettricità S.p.A. and 832.7 million kWh of the captive customers demand within the so-called STOVE. With the obligation imposed on distributors to buy exclusively from Acquirente Unico S.p.A. to meet the demand of captive customers connected to their network, these sales by AEM Trading S.r.l. at tariffs defined by the Authority for Electricity and Gas have come to an end.

External charges have increased compared with the first quarter of 2004 by 10 million euro because of higher system charges (green certificates, fees for transport capacity between zones of the national market, rights to operate on foreign markets), higher procurement costs, only partially offset by lower fuel costs due to lower production levels.
As a result of these changes, gross operating income came to 23.8 million euro (44.6 million euro at March 31, 2004).

During the first quarter 2005 AEM Energia S.p.A. had a turnover in the electricity sector of 36.7 million euro, an increase of 1.5 million euro compared with same period last year. During the period under review, sales to eligible end-customers amounted to 444.7 million kWh. Gross operating income amounts to 1.3 million euro (0.3 million euro in the first quarter 2004).

The following table summarises the production availability and sales of electricity on the part of AEM Trading S.r.l. and AEM Energia S.p.A.

| (million kWh) | **03.31.2005** | **03.31.2004** | **% change** |
|---|---|---|---|
| Net availability from contractualised plants | 2,359.9 | 2,668.7 | (11.6) |
| Purchase from other producers | 97.4 | 438.0 | (77.8) |
| Purchase from the Italian Electricity Market | 263.1 | | 100.0 |
| **Total availability** | **2,720.4** | **3,106.7** | **(12.4)** |
| Sales to captive market distributors | - | 1,387.8 | (100.0) |
| Sales to eligible end customers and wholesalers | 1,549.7 | 1,694.0 | (8.5) |
| Sales to the Italian Electricity Market | 1,143.7 | - | 100.0 |
| Losses and self-consumption | 27.0 | 24.9 | 8.4 |
| **Total Sales** | **2,720.4** | **3,106.7** | **(12.4)** |

***Gas sector***

During the first quarter of 2005, AEM Energia S.p.A. and Serenissima Energia S.r.l. had a turnover of 186.4 million euro, of which 3.4 million euro of intercompany revenues, with a rise of 3.2 million euro (+1.7%) compared with the same period of last year. Gross operating income came in at 27.7 million euro (29.7 million euro at March 31, 2004). The reduction in gross operating income is due to lower quantities sold compared with the same period of last year.

The total quantity of gas sold came to 518.6 million cubic metres (546.1 million cubic metres in the first quarter of 2004). The contraction is mainly attributable to the weather.

At March 31, 2005, customers served by AEM Energia S.p.A. and Serenissima Energia S.r.l. amount to 875,500.

During the first three months of 2005, AEM Trading S.r.l. had a turnover in the gas sector of 108.2 million euro, of which 105.5 million euro related to intercompany sales, a rise of 19.7 million euro (+22.2%) compared with the same period of last year. The total quantity of gas sold came to 506.9 million cubic metres (-1.7 %), of which 487.9 million cubic metres destined to AEM Energia S.p.A..

In first quarter 2005, Plurigas S.p.A. had revenues of 107.1 million euro (pertaining to the 40.0% interest held by AEM S.p.A.), a rise of 15.3 million euro (+16.7%) compared with the same period last year. Gross operating income came to 4.3 million euro, a significant increase compared with the result of 2004 (+205.8%).

***Heat sector***

During the first quarter of 2005 AEM Calore & Servizi S.p.A. produced revenues of 43.6 million euro, of which 3.8 million euro of intercompany sales, with an increase of 4.3 million euro (+11%) compared with the same period of last year. Gross operating income achieved 3.8 million euro (3.4 million euro in 2004).

The sales of heat amounted to 204 million thermal kWh with an increase of 13.3% compared with 2004.

During first quarter 2005, AEM Trading S.r.l. had a turnover in the gas sector of 11.6 million euro, including 9.6 million euro of intercompany sales, an increase of 3.0 million euro (+34.4%) compared with last year; gross operating income came to 3.3 million euro (+18.9%).

## Services

The following companies are involved in this sector:

- **AEM S.p.A. - Corporate Division**, which is responsible for business development, strategic planning, control and coordination of the activities of the AEM Group.
  The parent company, AEM S.p.A., also provides its subsidiaries and almost all of its associated companies with administrative, financial, legal, logistical, technical and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible. These services are governed by specific service contracts that are stipulated annually.
  AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.

- **AEM Service S.r.l.** handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.

**Economic results**

The following table summarises the main results of the companies operating in the Services sector for the quarter ended March 31, 2005, with comparative figures for the same period of the previous year. The decrease in revenues and costs is a consequence of the process of reorganisation, which involves transferring part of the costs previously incurred by the Parent Company to the operating companies, as well as the effects of deconsolidating Zincar S.r.l..
Gross operating income resulting from these operations was negative for 5.2 million euro (-5.7 million euro at March 31, 2004).

| Services | 03.31.2005 | 03.31.2004 |
|---|---|---|
| Turnover | 22.2 | 24.9 |
| *- of which sales to third parties* | *1.2* | *1.2* |
| *- of which sales to group companies* | *21.0* | *23.7* |
| External charges | 19.2 | 23.3 |
| *- from third parties* | *16.4* | *18.7* |
| *- from group companies* | *2.8* | *4.6* |
| Labour cost | 8.2 | 7.3 |
| Gross operating income | -5.2 | -5.7 |

(millions of euro)

During the first quarter 2005, AEM Service S.r.l. had a turnover of 6.6 million euro, an increase of 0.4 million euro (+6.1%) on same period of the previous year and gross operating income of 0.5 million euro, a decline of 0.4 million euro with respect to the corresponding period in 2004.
AEM S.p.A.'s revenues from group companies for services rendered amount to 14.5 million euro and are 3.1 million euro lower than in the same period last year.
On 9 March 2005 AEM S.p.A. sold to the Municipality of Milan 51% of the interest in Zincar S.r.l..

Capital expenditure by the Services sector amounted to 2.6 million euro and was mainly for works carried out on industrial and office buildings, on buying equipment, furniture, fittings and operating assets, as well as on improvements to the IT systems and ICT networks.

## Other information

### Own shares

In accordance with article 2428 of the Italian Civil Code, we would point out that at March 31, 2005 AEM S.p.A. holds 22,751,455 own shares, which were purchased during 2004.
At March 31, 2005 the subsidiary and associated companies do not hold any shares in the parent company, AEM S.p.A., nor have they made any purchases or sales of such shares during the course of period.
The unit nominal value of these shares is 0.52 euro.

### EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.
The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.
In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2004.
In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2004. On February 15, 2005 AEM S.p.A. deposited a brief in response to the judgement pending before the Court of first instance.
The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.
The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.
The Commission's Decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.
On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2004 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.
The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Chamber of Deputies in December 2004 and has now also been approved by the Senate on April 13, 2005. The amendment envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid

(considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application.
If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, according to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the period under review (1996-1999) by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative. It follows that the financial statements do not reflect any provision for this matter.
Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
By way of an indication, the following table shows the net income reported in AEM's approved financial statements for the various years affected by the European Commission's decision:

| | **1996** | **1997** | **1998** | **1999** |
|---|---|---|---|---|
| Millions of euro | 14 | 93 | 115 | 1,027 |

The net income for 1999 includes the capital gain of 935 million euro, generated by the transfer to the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. of the power transmission, power distribution and sale, and natural gas and heat distribution and sale businesses.
These transfers were decided by AEM S.p.A. in accordance with precise obligations laid down in D. Lgs. 79/99 which adopted the EU Directive on the single electricity market and as part of the planned deregulation of the natural gas sector.
Given the "tax moratorium", AEM S.p.A. was not required to file tax returns for those years.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

**Adoption of international accounting principles**

On September 29, 2003 the European Commission formally adopted a Regulation (1725/2003, published in the Official Gazette of the European Union L.261 on October 13, 2003) which approves new international financial reporting standards (IFRS) and their interpretations. It also confirmed that they will have to be adopted from the year 2005 in the consolidated financial statements of companies listed on European organized markets, according to the terms of regulation 1606 issued by the European Parliament and the European Council in July 2002. The process of defining the regulatory framework of reference came to an end in December 2004 with the publication of the main international accounting standards in the Official Gazette of the European

Union. In consideration of the above, the Company continued its preparations for conversion to international financial reporting standards.
In particular, given that the 2005 deadline will have to be brought forward to 2004 to ensure that comparative figures are consistent, the consolidated financial statements for the year ended December 31, 2003 have been re-elaborated on the basis of the recommendations contained in IFRS 1 in order to prepare a reconciliation of shareholders' equity calculated under Italian accounting principles and calculated under IFRS. The impacts of converting to IFRS and the figures drawn up in compliance with IFRS for each item in the balance sheet are currently being prepared.

The following comments are on the main balance sheet items that could be affected significantly by the application of IFRS:

*Intangible fixed assets*
IFRS will generate significant economic impacts as a result of no longer amortising goodwill and consolidation differences.
*Equity investments:*
The obligation to state equity investments that are not considered interests in associates at fair value will generate effects on equity, above all in the case of investments in listed companies (ATEL S.A. Fastweb S.p.A. and AEM Torino S.p.A.), currently valued at cost.
*Own shares:*
Under IFRS, it will no longer be possible to book own shares (or "treasury shares") to assets, so they will have to be eliminated together with their reserve.
*Reserves for risks and charges*
These reserves, which have been set aside in accordance with current Italian regulations, may not satisfy all of the requirements of IFRS for their provision. Moreover, stating such contingency reserves at their discounted present value is not foreseen by current Italian regulations.
*Severance indemnities*
Under IFRS, severance indemnities fall into the category of defined-benefit pension plans. The amount already accrued has to be projected to estimate the amount that will have to be paid at the time the individual ceases to be employed by the company and then discounted to obtain a reasonable estimate of the benefits that each employee has already accrued in their present job. The figure currently shown in the financial statements will therefore have to be recalculated.
*Derivative contracts:*
Derivative contracts outstanding at the transition date fall into the category of interest rate hedging instruments, whose effectiveness is monitored.

Decree 38 of February 28, 2005 made it obligatory to apply IFRS in the consolidated financial statements of listed companies published in 2005, whereas for statutory accounts the obligation to apply IFRS was deferred to 2006, while giving companies the option to bring application forward to 2005. This option was also conceded to the subsidiaries of listed companies, given that they already have to prepare statutory accounts for consolidated purposes on the basis of IFRS, no longer being able to use financial statements prepared under Italian GAAP for this purpose. As far as the statutory financial statements of AEM S.p.A. and its subsidiaries are concerned, management is currently considering whether to bring forward the application of IFRS to 2005.

The review of procedures for the transition to IFRS is currently being completed and the first interim financial statements prepared according to IAS 34 will presumably be the half-yearly report of the AEM Group at June 30, 2005.

# Financial statements of AEM S.p.A.

| BALANCE SHEET SOURCES/APPLICATIONS AEM S.p.A. | FINANCIAL STATEMENTS AT 03.31.2005 | % | FINANCIAL STATEMENTS AT 12.31.2004 | % | FINANCIAL STATEMENTS AT 03.31.2004 | % |
|---|---|---|---|---|---|---|
| **CAPITAL EMPLOYED** | | | | | | |
| INTANGIBLE FIXED | 18,971,429 | 0.6 | 18,633,832 | 0.6 | 15,451,162 | 0.5 |
| TANGIBLE FIXED ASSETS | | | | | | |
| Gross value | 973,897,837 | 32.5 | 957,019,188 | 32.3 | 882,237,722 | 30.8 |
| (Accumulated depreciation) | -167,882,574 | -5.6 | -161,287,203 | -5.4 | -147,918,151 | -5.2 |
| | 806,015,263 | 26.9 | 795,731,985 | 26.9 | 734,319,571 | 25.6 |
| FINANCIAL FIXED ASSETS | | | | | | |
| Equity investments | 2,142,952,168 | 71.5 | 2,142,677,308 | 72.4 | 2,142,969,556 | 74.8 |
| Own shares | 35,024,854 | 1.2 | 35,024,854 | 1.2 | 26,715,561 | 0.9 |
| Other receivables | 10,882 | 0.0 | 29,391 | 0.0 | 26,450 | 0.0 |
| Guarantee deposits | 191,393 | 0.0 | 177,131 | 0.0 | 173,131 | 0.0 |
| (RESERVES FOR RISKS AND CHARGES) | -103,443,179 | -3.5 | -103,108,753 | -3.5 | -75,229,037 | -2.6 |
| (SEVERANCE INDEMNITIES) | -22,972,417 | -0.8 | -22,504,364 | -0.8 | -21,822,339 | -0.8 |
| *** NET CAPITAL EMPLOYED** | **2,876,750,393** | **96.0** | **2,866,661,384** | **96.8** | **2,822,604,055** | **98.5** |
| INVENTORIES | 790,761 | 0.0 | 761,905 | 0.0 | 760,608 | 0.0 |
| SHORT-TERM RECEIVABLES | 319,335,019 | 10.7 | 344,904,357 | 11.6 | 250,828,532 | 8.8 |
| ACCRUED INCOME AND PREPAID EXPENSES | 37,024,088 | 1.2 | 30,119,155 | 1.0 | 51,882,279 | 1.8 |
| (TRADE ACCOUNTS) | -100,661,499 | -3.4 | -129,974,952 | -4.4 | -116,061,610 | -4.0 |
| (OTHER PAYABLES) | -128,356,261 | -4.3 | -147,153,530 | -5.0 | -134,737,869 | -4.7 |
| (ACCRUED EXPENSES AND DEFERRED INCOME) | -9,433,499 | -0.3 | -4,259,941 | -0.1 | -8,824,289 | -0.3 |
| *** WORKING CAPITAL** | **118,698,609** | **4.0** | **94,396,994** | **3.2** | **43,847,651** | **1.5** |
| ****TOTAL CAPITAL EMPLOYED** | **2,995,449,002** | **100.0** | **2,961,058,378** | **100.0** | **2,866,451,706** | **100.0** |
| **SOURCES OF FUNDS** | | | | | | |
| *** TOTAL SHAREHOLDERS' EQUITY** | **2,063,953,266** | **68.9** | **2,051,088,687** | **69.3** | **1,999,433,775** | **69.8** |
| LONG-TERM FINANCIAL RECEIVABLES | 1,189,628 | 0.0 | 1,136,159 | 0.0 | 5,256,781 | 0.2 |
| LONG-TERM FINANCIAL PAYABLES | 747,412,013 | 25.0 | 925,049,758 | 31.2 | 925,113,087 | 32.3 |
| -1 TOTAL FINANCIAL POSITION BEYOND ONE YEAR | 746,222,385 | 24.9 | 923,913,599 | 31.2 | 919,856,306 | 32.1 |
| FINANCIAL RECEIVABLES WITHIN ONE YEAR | 717,677,572 | 24.0 | 327,449,082 | 11.1 | 372,968,257 | 13.0 |
| LIQUID FUNDS | 221,346,637 | 7.4 | 208,610,216 | 7.0 | 43,800,267 | 1.5 |
| FINANCIAL PAYABLES WITHIN ONE YEAR | 1,124,297,560 | 37.5 | 522,115,390 | 17.6 | 363,930,149 | 12.7 |
| -2 TOTAL FINANCIAL POSITION WITHIN ONE YEAR | 185,273,351 | 6.2 | 13,943,908 | 0.5 | 52,838,375 | 1.8 |
| *** TOTAL NET FINANCIAL POSITION ( 1+2 )** | **931,495,736** | **31.1** | **909,969,691** | **30.7** | **867,017,931** | **30.2** |
| **** TOTAL SOURCES** | **2,995,449,002** | **100.0** | **2,961,058,378** | **100.0** | **2,866,451,706** | **100.0** |

## AEM S.p.A.
## STATEMENT OF CHANGES IN NET FINANCIAL POSITION

| | Financial statements at 03.31.2005 | Financial statements at 12.31.2004 | Financial statements at 03.31.2004 |
|---|---|---|---|
| **Net financial position at the beginning of the year/period** | **-909,969,691** | **-580,825,965** | **-580,825,965** |
| **Cash flow used by operations during the year/period** | | | |
| Pre-tax income for the period | 12,864,579 | | 12,973,171 |
| Net income for the period | | 153,730,202 (A) | |
| Depreciation of tangible fixed assets | 6,675,427 | 26,035,224 | 5,572,716 |
| Amortisation of intangible fixed assets | 1,039,373 | 4,356,920 | 833,340 |
| Changes in assets and liabilities: | | | |
| Receivables for the sale of power and services | -3,919,127 | 22,072,421 (B) | -5,741,645 |
| Receivables from parent company | 4,635,389 | -911,217 (C) | -2,738,532 |
| Receivables from subsidiaries | 20,741,776 | -83,556,796 (D) | 6,784,548 |
| Receivables from associated companies | 664,289 | -5,039,091 (E) | -969,423 |
| Other receivables | 3,451,258 | -8,916,059 | 20,397,076 |
| Inventories | -28,856 | 21,371 | 22,668 |
| Accrued income and prepaid expenses | -6,904,933 | 17,900,684 | -3,862,440 |
| Trade accounts | -29,313,453 | -32,781,603 | -46,694,945 |
| Payables to parent company | 5,227 | 24,556 | -5,000 |
| Due to subsidiary companies | -13,541,973 | 42,762,168 | 1,729,254 |
| Due to associated companies | 1,221,160 | 5,557,300 | 4,339,753 |
| Other payables | -6,481,683 | -35,766,820 | -471,162 |
| Advances from customers | | 5,431,302 | |
| Accrued expenses and deferred income | 5,173,558 | -899,119 | 3,665,229 |
| Severance indemnities | 468,053 | 1,054,808 | 372,783 |
| Other reserves | 334,426 | 27,757,406 (F) | -122,310 |
| **Total cash flow used by operations during the year/period** | **-2,915,510** | **138,833,657** | **-3,914,919** |
| **Cash flow used in investment activities** | | | |
| Net capital expenditure on tangible and intangible fixed assets | -18,335,675 | -103,749,856 (G) | -15,168,684 |
| Own shares | | -35,024,854 | -26,715,561 |
| Equity investments | -274,860 | -240,100,554 (1) | -240,392,802 (1) |
| **Total cash flow used in investment activities** | **-18,610,535** | **-378,875,264** | **-282,277,047** |
| **Free cash flow** | **-21,526,045** | **-240,041,607** | **-286,191,966** |
| **Cash flow absorbed by changes in shareholders' equity** | | | |
| Changes in shareholders' equity | | 251 | |
| Net income distributed | | -89,102,370 | |
| **Total cash flow absorbed by changes in shareholders' equity** | | **-89,102,119** | |
| **Net financial position at the end of the year/period** | **-931,495,736** | **-909,969,691** | **-867,017,931** |

| **NET FINANCIAL POSITION** | | | |
|---|---|---|---|
| Net liquidity | 221,346,637 | 208,610,216 | 43,800,267 |
| Financial receivables | 1,189,628 | 1,136,159 | 5,256,781 |
| Receivables in c/a from subsidiaries | 717,677,572 | 327,449,082 | 372,968,257 |
| Payables in c/a to subsidiaries | -556,571,143 | -119,685,747 | -230,856,932 |
| Payables in c/a to associated companies | -1,527,804 | | |
| Current account with the Municipality of Milan | -62,947,775 | -76,816,550 | -66,542,345 |
| Due to banks | -750,662,851 | -750,662,851 | -491,643,959 |
| Bond loan | -500,000,000 | -500,000,000 | -500,000,000 |
| **TOTAL NET FINANCIAL POSITION** | **-931,495,736** | **-909,969,691** | **-867,017,931** |

**(1) including € 238,124,837 of the Fastweb S.p.A.'s bond conversion**

These figures include the effect of the application of D.Lgs. no.6 dated 1/17/03, known as "defiscalisation" for:

(A) € 5,260,451
(B) € -622,281
(C) € -909,653
(D) € -1,043,310
(E) € -40,898
(F) € 2,945,549
(G) € -5,589,858

**AEM SPA**

## RECLASSIFIED INCOME STATEMENT

amounts in Euro

| | FINANCIAL STATEMENTS AT 31/03/2005 | % | FINANCIAL STATEMENTS AT 31/12/2004 | % | FINANCIAL STATEMENTS AT 31/03/2004 | % |
|---|---|---|---|---|---|---|
| **A. TURNOVER** | **63,888,680** | **100.0** | **274,383,355** | **100.0** | **65,834,208** | **100.0** |
| - Sales and power distribution to captive customers | 118,261 | 0.2 | 3,375,520 | 1.2 | 1,063,351 | 1.6 |
| - Sale of electricity to subsidiary companies | 259,386 | 0.4 | 857,771 | 0.3 | 152,014 | 0.2 |
| - Sale of materials to subsidiary companies | 2,035 | 0.0 | 60,985 | 0.0 | 2,164 | 0.0 |
| - Services to the parent company (Municipality of Milan) | 6,232,549 | 9.8 | 27,624,694 | 10.1 | 7,452,089 | 11.3 |
| - Services on behalf of third parties | 3,380,183 | 5.3 | 13,641,422 | 5.0 | 1,301,172 | 2.0 |
| - Services to subsidiary companies | 12,401,760 | 19.4 | 68,931,897 | 25.1 | 14,135,939 | 21.5 |
| - Services to associated companies | 191,347 | 0.3 | 864,341 | 0.3 | 245,255 | 0.4 |
| - Connection contributions | | | 195 | 0.0 | | |
| - Rents paid by subsidiary companies | 40,189,223 | 62.9 | 152,061,068 | 55.4 | 40,645,365 | 61.7 |
| - Other current period income | 1,113,936 | 1.7 | 6,965,463 | 2.5 | 836,859 | 1.3 |
| **B. EXTERNAL CHARGES** | **30,374,981** | **47.5** | **154,667,838** | **56.4** | **32,892,656** | **50.0** |
| - Fuel and purchases of power | 194,631 | 0.3 | 724,734 | 0.3 | 204,479 | 0.3 |
| - Fuel and purchases of power from subsidiaries | | | 4,022,227 | 1.5 | 1,014,319 | 1.5 |
| - Materials | 2,912,270 | 4.6 | 4,157,324 | 1.5 | 298,229 | 0.5 |
| - Materials from subsidiaries | 25,807 | 0.0 | 263,407 | 0.1 | 94,142 | 0.1 |
| - Subcontracted work | 1,650,671 | 2.6 | 18,341,212 | 6.7 | 2,593,885 | 3.9 |
| - Electricity delivering charges | 6,045 | 0.0 | 24,272 | 0.0 | 6,402 | 0.0 |
| - Services | 7,744,437 | 12.1 | 44,976,934 | 16.4 | 10,691,606 | 16.2 |
| - Services from subsidiary companies | 8,759,935 | 13.7 | 44,674,454 | 16.3 | 9,912,926 | 15.1 |
| - Services from associated companies | 2,546,450 | 4.0 | 11,524,436 | 4.2 | 2,844,694 | 4.3 |
| - Use of third-party assets | 2,007,533 | 3.1 | 8,239,662 | 3.0 | 2,379,173 | 3.6 |
| - Use of subsidiary companies' assets | 37,088 | 0.1 | 188,605 | 0.1 | 66,859 | 0.1 |
| - Mountain community contributions and water fees | 2,062,869 | 3.2 | 8,044,159 | 2.9 | 2,007,030 | 3.0 |
| - Taxes for the period | 725,144 | 1.1 | 2,879,766 | 1.0 | 578,750 | 0.9 |
| - Other operating expenses | 1,702,101 | 2.7 | 6,606,646 | 2.4 | 200,162 | 0.3 |
| **C. VALUE ADDED (A-B)** | **33,513,699** | **52.5** | **119,715,518** | **43.6** | **32,941,552** | **50.0** |
| **D. LABOUR COST** | **9,716,580** | **15.2** | **37,950,114** | **13.8** | **9,290,376** | **14.1** |
| - Personnel expenses | 9,716,580 | 15.2 | 37,950,114 | 13.8 | 9,290,376 | 14.1 |
| **E. GROSS OPERATING INCOME (C-D)** | **23,797,119** | **37.2** | **81,765,404** | **29.8** | **23,651,176** | **35.9** |
| **F. AMORTISATION, DEPRECIATION AND PROVISIONS** | **8,045,226** | **12.6** | **43,596,290** | **15.9** | **7,100,826** | **10.8** |
| - Depreciation of tangible fixed assets | 6,675,427 | 10.4 | 26,035,224 | 9.5 | 5,572,716 | 8.5 |
| - Amortisation of intangible fixed assets | 1,039,373 | 1.6 | 4,356,920 | 1.6 | 833,340 | 1.3 |
| - Provision for bad and doubtful accounts | | | 392,100 | 0.1 | 57,543 | 0.1 |
| - Provision for specific risks | 330,426 | 0.5 | 12,812,046 | 4.7 | 637,227 | 1.0 |
| **G. OPERATING INCOME (E-F)** | **15,751,893** | **24.7** | **38,169,114** | **13.9** | **16,550,350** | **25.1** |
| **H. FINANCIAL CHARGES** | **8,112,469** | **12.7** | **35,178,448** | **12.8** | **8,951,122** | **13.6** |
| - Interest expense on current account with parent company | 372,718 | 0.6 | 1,731,623 | 0.6 | 391,319 | 0.6 |
| - Interest on amounts due to subsidiary companies | 102,359 | 0.2 | 1,428,350 | 0.5 | 430,457 | 0.7 |
| - Other financial expenses | 7,637,392 | 12.0 | 30,835,326 | 11.2 | 8,129,346 | 12.3 |
| - Writedowns of equity investments | | | 677,412 | 0.2 | | |
| - Financial fixed assets not considered equity investments | | | 490,607 | 0.2 | | |
| - Exchange losses | | | 15,130 | 0.0 | | |
| **I. FINANCIAL INCOME** | **5,312,737** | **8.3** | **143,757,680** | **52.4** | **5,725,027** | **8.7** |
| - Income from equity investments | 337,091 | 0.5 | 127,154,258 | 46.3 | 267,642 | 0.4 |
| - Financial income on current accounts with subsidiaries | 2,623,883 | 4.1 | 9,568,047 | 3.5 | 2,020,335 | 3.1 |
| - Other financial income | 2,351,763 | 3.7 | 7,007,107 | 2.6 | 3,437,050 | 5.2 |
| - Exchange gains | | | 28,268 | 0.0 | | |
| **L. TOTAL FINANCIAL INCOME AND CHARGES (I-H)** | **-2,799,732** | **-4.4** | **108,579,232** | **39.6** | **-3,226,095** | **-4.9** |
| **M. INCOME BEFORE EXTRAORDINARY ITEMS (G+L)** | **12,952,161** | **20.3** | **146,748,346** | **53.5** | **13,324,255** | **20.2** |
| **N. EXTRAORDINARY INCOME/EXPENSES** | **-87,582** | **-0.1** | **27,514,256** | **10.0** | **-351,084** | **-0.5** |
| **O. INCOME BEFORE TAXES (M+N)** | **12,864,579** | **20.1** | **174,262,602** | **63.5** | **12,973,171** | **19.7** |
| **P. TAXES FOR THE PERIOD** | | | **20,532,400** | **7.5** | | |
| - Current taxes | | | 6,480,974 | 2.4 | | |
| - Deferred tax assets | | | -1,458,391 | -0.5 | | |
| - Deferred tax liabilities | | | 15,509,817 | 5.7 | | |
| **Q. NET INCOME FOR THE PERIOD** | | | **153,730,202** | **56.0** | | |
| **P. PRE-TAX INCOME FOR THE PERIOD** | **12,864,579** | **20.1** | | | **12,973,171** | **19.7** |

**AEM S.p.A.**
**STATEMENT OF CASH FLOWS**

| | Financial statements at 03.31.2005 | Financial statements at 12.31.2004 | Financial statements at 03.31.2004 |
|---|---|---|---|
| **Cash flow used by operations during the year/period** | | | |
| Pre-tax income for the period | 12,864,579 | | 12,973,171 |
| Net income for the period | | 153,730,202 (A) | |
| Depreciation of tangible fixed assets | 6,675,427 | 26,035,224 | 5,572,716 |
| Amortisation of intangible fixed assets | 1,039,373 | 4,356,920 | 833,340 |
| Changes in assets and liabilities: | | | |
| Receivables for the sale of power and services | -3,919,127 | 22,072,421 (B) | -5,741,645 |
| Receivables from parent company | 4,635,389 | -911,217 (C) | -2,738,532 |
| Receivables from subsidiaries | 20,741,776 | -83,556,796 (D) | 6,784,548 |
| Receivables from associated companies | 664,289 | -5,039,091 (E) | -969,423 |
| Other receivables | 3,451,258 | -8,916,059 | 20,397,076 |
| Inventories | -28,856 | 21,371 | 22,668 |
| Accrued income and prepaid expenses | -6,904,933 | 17,900,684 | -3,862,440 |
| Trade accounts | -29,313,453 | -32,781,603 | -46,694,945 |
| Payables to parent company | 5,227 | 24,556 | -5,000 |
| Due to subsidiary companies | -13,541,973 | 42,762,168 | 1,729,254 |
| Due to associated companies | 1,221,160 | 5,557,300 | 4,339,753 |
| Other payables | -6,481,683 | -35,766,820 | -471,162 |
| Advances from customers | | 5,431,302 | |
| Accrued expenses and deferred income | 5,173,558 | -899,119 | 3,665,229 |
| Severance indemnities | 468,053 | 1,054,808 | 372,783 |
| Other reserves | 334,426 | 27,757,406 (F) | -122,310 |
| **Total cash flow used by operations during the year/period** | **-2,915,510** | **138,833,657** | **-3,914,919** |
| **Cash flow used in investment activities** | | | |
| Net capital expenditure on tangible and intangible fixed assets | -18,335,675 | -103,749,856 (G) | -15,168,684 |
| Own shares | | -35,024,854 | -26,715,561 |
| Equity investments | -274,860 | -240,100,554 (1) | -240,392,802 (1) |
| **Total cash flow used in investment activities** | **-18,610,535** | **-378,875,264** | **-282,277,047** |
| **Free cash flow** | **-21,526,045** | **-240,041,607** | **-286,191,966** |
| **Cash flow generated by financing activities** | | | |
| Due to banks | | 108,018,892 | -151,000,000 |
| Financial receivables | -53,469 | 249,925,829 (1) | 245,805,207 (1) |
| Receivables in c/a from subsidiaries | -390,228,490 | -121,484,488 | -167,003,663 |
| Payables in c/a to subsidiaries | 436,885,396 | -74,013,231 | 37,157,954 |
| Payables in c/a to associated companies | 1,527,804 | | |
| Bond loan | | | |
| Current account with the Municipality of Milan | -13,868,775 | 1,715,623 | -8,558,582 |
| Changes in shareholders' equityL | | 251 | |
| Net income distributed | | -89,102,370 | |
| **Total cash flow generated by financing activities** | **34,262,466** | **75,060,506** | **-43,599,084** |
| **CHANGE IN LIQUID FUNDS** | **12,736,421** | **-164,981,101** | **-329,791,050** |
| **LIQUID FUNDS, BEGINNING OF YEAR/PERIOD** | **208,610,216** | **373,591,317** | **373591317** |
| **LIQUID FUNDS, END OF YEAR/PERIOD** | **221,346,637** | **208,610,216** | **43,800,267** |

| **NET FINANCIAL POSITION** | | | |
|---|---|---|---|
| Net liquidity | 221,346,637 | 208,610,216 | 43,800,267 |
| Financial receivables | 1,189,628 | 1,136,159 | 5,256,781 |
| Receivables in c/a from subsidiaries | 717,677,572 | 327,449,082 | 372,968,257 |
| Payables in c/a to subsidiaries | -556,571,143 | -119,685,747 | -230,856,932 |
| Payables in c/a to associated companies | -1,527,804 | | |
| Current account with the Municipality of Milan | -62,947,775 | -76,816,550 | -66,542,345 |
| Due to banks | -750,662,851 | -750,662,851 | -491,643,959 |
| Bond loan | -500,000,000 | -500,000,000 | -500,000,000 |
| **TOTAL NET FINANCIAL POSITION** | **-931,495,736** | **-909,969,691** | **-867,017,931** |

**(1) including € 238,124,837 of the Fastweb S.p.A.'s bond conversion**

These figures include the effect of the application of D.Lgs. no.6 dated 1/17/2004, known as "defiscalisation" for:

(A) € 5,260,451
(B) € -622,281
(C) € -909,653
(D) € -1,043,310
(E) € -40,898
(F) € 2,945,549
(G) € -5,589,858